

02029767

P.E 12/31/01



rock solid

GENERAL GROWTH PROPERTIES, INC.

2001 annual report


APR - 8 2002

Company profile General Growth Properties and its predecessor companies have been in the shopping center business for nearly fifty years. It is the second largest regional mall Real Estate Investment Trust (REIT) in the United States. General Growth owns, develops, operates and/or manages shopping malls in 39 states. As of year-end 2001, GGP had ownership interests in, or management responsibility for, 141 regional shopping malls totaling more than 125 million square feet of retail space. The total retail space is inclusive of more than 15,000 retailers nationwide. General Growth provides investors with the opportunity to participate in the ownership of high-quality, income-producing real estate while maintaining liquidity. Our primary objective is to provide increasing dividends and capital appreciation for our shareholders.

Creating shareholder value is the company's mission. The Bucksbaum family, which founded General Growth, is still engaged in the operation of the company's day-to-day business activities. As owners of a major stake in the company, General Growth management's interests are aligned with those of each and every GGP shareholder.

Financial Highlights dollars in thousands, except per share amounts

	% Change 2001 vs. 2000	2001	2000	1999	1998	1997	1996
Total Pro rata Revenues[1]	4%	$ 1,156,224	$ 1,111,660	$ 907,021	$ 627,902	$ 448,302	$ 363,388
Total Pro rata EBITDA[1]	6%	$ 714,376	$ 672,830	$ 543,737	$ 365,166	$ 248,622	$ 208,295
Funds from Operations (FFO) (Before Minority Interests)	14%	$ 376,799	$ 330,299	$ 274,234	$ 192,274	$ 147,625	$ 108,526
FFO Per Share	12%	$ 4.96	$ 4.42	$ 4 02	$ 3.35	$ 2.89	$ 2.44
Real Estate Assets at Cost[2]	9%	$ 7,314,141	$ 6,735,376	$ 6,236,946	$ 4,760,445	$ 2,590,469	$ 2,238,089
Total Market Capitalization	19%	$ 8,702,241	$ 7,331,495	$ 6,672,167	$ 5,922,023	$ 3,674,164	$ 3,061,402
Stock and Partnership Units Outstanding at Year End							
Shares of Common Stock		61,923,932	52,281,259	51,697,425	39,000,972	35,634,977	30,789,185
Operating Partnership Units[3]		19,572,493	19,593,705	19,798,192	19,831,354	18,763,955	17,934,410
Shares of Convertible Preferred Stock[3]		13,500,000	13,500,000	13,500,000	13,500,000	—	—
Shares of Common Stock Assuming Full Conversion of Operating Partnership Units and Convertible Preferred Stock		89,997,375	80,375,914	79,996,567	67,333,276	54,398,932	48,723,595

Mall Data dollars in millions

	2001	2000	1999	1998	1997	1996
Mall Shop Tenant Sales[4][5]	$ 7,326	$ 7,243	$ 6,931	$ 5,176	$ 2,651	$ 2,351
Shopping Center Interests Owned at Year End	97	95	93	84	64	75
Mall Shop Square Footage Leased at Year End[4]	91.0%	91.0%	90.1%	88.6%	85.7%	86.3%

(1) Portfolio results combine the revenues and expenses of General Growth Management, Inc. with the applicable ownership percentage times the revenue and expenses from properties wholly and/or partially owned by the company.

(2) Real estate assets at cost include the company's cost of investments in unconsolidated affiliates plus the company's pro rata share of debt recorded by the unconsolidated affiliates.

(3) Operating Partnership Units can be exchanged on a one-for-one basis into shares of the company's common stock. All of the Convertible Preferred Stock outstanding is convertible into 8,500,950 shares of the company's common stock.

(4) Data is for 100% of the non-anchor gross leasable area, including those centers that are owned in part by unconsolidated affiliates.

(5) 2000 and 2001 Mall Shop Sales exclude properties currently under redevelopment.

Shopping Centers Owned at year end

includes Centermark	1996	75
	1997	64
	1998	84
	1999	93
	2000	95
	2001	97

Total Square Footage Owned in millions

includes Centermark	1996	61
	1997	52
	1998	71
	1999	83
	2000	86
	2001	89

Real Estate Assets at Cost in millions

1996	$2,238
1997	$2,590
1998	$4,760
1999	$6,237
2000	$6,735
2001	$7,314

Mall Shop Sales in millions *

includes Centermark	1996	$2,351
	1997	$2,651
	1998	$5,176
	1999	$6,931
	2000	$7,243
	2001	$7,326

Dividend Growth Per Share dollar/share declared

1996	$1.72
1997	$1.80
1998	$1.88
1999	$1.98
2000	$2.06
2001	$2.36

FFO Growth dollar/share

1996	$2.44
1997	$2.89
1998	$3.35
1999	$4.02
2000	$4.42
2001	$4.96

* 2000 and 2001 Mall Shop Sales exclude properties currently under redevelopment.

On behalf of all the employees of General Growth Properties, I would like to extend our condolences to anyone who lost a loved one, a friend, an acquaintance or a co-worker in the tragedy of September 11, 2001. We are a country of strong individuals who will continue to unite as we have throughout our history. We will not allow horrific acts of terrorism to destroy the greatest and most powerful nation in the world. God bless you.

John Bucksbaum



contents

The regional mall business is about relationships. We do not forge them lightly, but with the intent to nurture and strengthen them over time. Even in periods of distress, the rock solid relationships with our consumers, owners, retailers, and employees keep us rooted in one fundamental belief: that success can be achieved when we work together. The dynamics of our industry dictate that sustainability is contingent upon the integrity of our business practices. We will never lose sight of this fact and will carry out every endeavor to reflect the highest standards.

operating principles

GGP is founded on the following principles, which guide our daily business. We strive to:

1 Maintain a clear focus on what we do best: create value and profit by acquiring, developing, renovating, and managing regional malls in major and middle markets throughout the United States.

2 Make decisions with your money that we would make with our own. When we act, we are acting with our own money side by side with yours. We are partners with our shareholders. The management and 3,500 employees of General Growth own approximately 30% of the company.

3 Avoid actions based solely on our current stock price or for short-term results. We are in a long-term business. Our goal is to maximize and increase shareholder value.

4 Use conservative reporting methods that accurately and meaningfully reflect the operating results of our company. These methods are recommended by the National Association of Real Estate Investment Trusts (NAREIT), and allow for accurate comparisons with our competitors.

5 Continue to reduce the percentage distributed from Funds From Operations (FFO). Undistributed FFO represents our least expensive form of capital. Depreciation in real estate requires that we have the funds available to reinvest to keep our properties interesting, appealing, and attractive to customers.

6 Keep sight of the reasons our community of shareholders and business partners are invested in us: performance, security, and liquidity. We will be candid in our reporting to you. We will be honest in telling you what is good in our business and what the challenges are. In a business that counts on the successful handling of details, we will work hard to keep your confidence as we tend to the details at hand.

respect

honesty

integrity

urgency

teamwork

loyalty

humility

fairness

dear shareholders, 2001 was a tumultuous year – for business and for the people of the world. But throughout it all, General Growth Properties (GGP) remained solid and steady, living up in every way to its reputation as a blue-chip real estate company. Blue chips are large, creditworthy companies. Blue chips are companies that are renowned for quality and for the wide acceptance of their products and services. And most notably, blue chips are companies that consistently make money and pay increased dividends year after year. The year 2001 has shown that many companies once worthy of this distinction can no longer make that boast. We have seen industry giants in the fields of technology, telecommunications, and energy come toppling down. Amid the rubble GGP stands true; true to our Consumers, Owners, Retailers and Employees – our CORE customers. It is our continued ability to perform at the highest standard and to return value to our shareholders that makes us most proud during these uncertain times. In an age of increasing personal risk for every American, in a time of rapid change for businesses and the economy, we've kept our balance and our eyes on the prize. Solid and steady, we are one of the last of the blue chips. And we are proud of it.

Staying true to our CORE customers requires us to maintain our focus on value. By maintaining a focus on value for our Consumers, we have created a higher level of customer service and satisfaction at our properties. GGP malls are now more rewarding places to shop. By maintaining a focus on value for our Owners, we have been able to provide superior returns to our shareholders. We have made GGP a more compelling company in which to invest. By maintaining a focus on value for our Retailers, we have made GGP a stronger company for our retail partners. This helps us build a more satisfying mall experience. And lastly, by maintaining a focus on value, we have created a strong financial position and standing in the capital markets for our company. This financial strength and security makes GGP a more compelling place to work and allows us to attract the best Employees in our industry.

The past two years have seen some of our country's largest and oldest retailers file for bankruptcy protection or simply go out of business; names like Kmart, Wards, Ames and Jacobson's. GGP malls contained seven Wards stores and three Kmarts, representing a tiny fraction of our $1.2 billion in revenues. We strive to be diligent and careful in selecting our retail partners, and we work hard to determine their credit as well as consumer-worthiness. We will not lease space to just produce short-term occupancy and/or monetary gains. We do what is best for the long-term security of our properties, and that means making certain we have the best and most viable retailers in our malls.

It takes more than just good due diligence on our part to partner with successful retailers. GGP has always prided itself on being an industry leader, and one area in which we are leading is through our retailer productivity program. GGP's retailer productivity program supports Wall Street's belief that our company continues to focus on its primary business function: partnering with retailers. From an operational standpoint, we can help create demand for their products, services, and experience, which ultimately drives sales. The strategy is a back-end solution to rent improvement, customer retention, new retailer acquisition and overall center value. Areas of support are marketing and media supplements, common-area display, signage, in-store operational consulting on buildout, layout, merchandising, training and incentivizing retail staff, and exposure to available technology. We are providing an objective set of eyes and numerous resources for our retailers.

solid investment An investment in General Growth is one of the most financially sound holdings in today's market. A blue-chip company to the CORE, GGP boasts the highest Funds From Operations (FFO) per share growth in the regional mall REIT sector at an annualized increase of 15.4% for the last eight years. The total shareholder return of 13.9% exceeds benchmark indices, including the S&P 500 and the REIT industry equivalent, the Morgan Stanley REIT Index. A driving force behind our "solid" performance as an investment, however, is our incomparable dividend growth. Shareholders who joined General Growth when the Company made its second market debut in 1993 have experienced a 76% increase in dividends paid. With the steady and unwavering commitment to continued growth, the future of the regional mall is alive and kicking. Solid as a rock.

As mentioned, we try to guarantee success to our retailers but there are times when it is beyond our control. In addition to the recent demise of many retailers, we have witnessed failures in other sectors. Some of these failures have been attributed to questionable accounting practices. There is no substitute for honesty in business. Of all the lessons these sagas teach us, the simplest lesson may be simplicity itself. Easy-to-understand businesses, from doughnuts to auto parts to real estate, should have enormous investor appeal going forward. We can comfortably assure our CORE customers that we have a simple and honest business. We will not sacrifice 50 years of integrity to achieve temporary financial gains under false pretenses. We will be forthright and honest in all of our dealings with our constituencies. Our earnings are honest earnings.

During 2001 we took a $66 million non-cash write-off due to technology initiatives. The last three years have been historic as the world makes the transition from the industrial age to the information age and we have done our best to stay ahead of it. We have been innovative and it is this innovation that has kept us an industry leader. To err toward the side of innovation is our preference as opposed to being passive and watching our centers erode.

GGP produced a total shareholder return of 13.9% in 2001. This exceeds the Morgan Stanley REIT Index, which appreciated 12.8%; the S&P 500, which declined 11.9%; and the NASDAQ, which declined 21.1% in 2001. **GGP was the place to be invested in 2001.** As Owners, you will be pleased to know that in the past year the company accomplished the following:

- Fully diluted Funds From Operations (FFO) per share increased to $4.96 for the full year 2001, an increase of 12.2% over 2000.
- Total FFO for 2001 increased to $376.8 million versus $330.3 million in 2000. Accordingly, total FFO for the year increased by 14.1% over 2000.

- Total sales increased 1.2%, excluding redevelopment, and comparable sales decreased 0.8% for 2001.
- Annualized sales productivity of $355 per square foot for 2001, versus $357 for 2000.
- GGP's share of revenues for 2001 increased to $1.2 billion, an increase of 4% over 2000.
- GGP's share of net operating income (NOI) increased to $725.7 million for the year 2001, an increase of 6% over 2000.
- Mall shop occupancy remained constant at 91% for 2001.
- The average rent for new/renewal leases signed during 2001 was $33.29, versus $27.40 for all leases expiring in 2001. This represents a spread of 21.5%, showcasing our strong leasing efforts and results in 2001.

As you can see from the numbers, we are a blue-chip company that knows how to make money, and we are a blue-chip company that can pay an ever-increasing dividend. On October 31, 2001, the U.S. Government announced that it would be suspending sales of the 30-year Treasury bond. To investors, the 30-year bond was known for its long-term safety, liquidity and attractive yield. What is a good alternative to the 30-year bond? Our suggestion is GGP stock. At year-end 2001, the 30-year bond yielded approximately 5.5% while the 2001 annualized dividend of GGP shares was yielding 6.7%. Over the eight years that GGP has been a public company, our annualized dividend yield has averaged 6.4% while our annualized dividend has increased from $1.48 per share in 1993 to $2.60 per share in 2002 – a 76% increase since inception and a 23% increase over annualized 2001. Unlike treasuries with fixed interest payments, our dividends have increased every year. For every shareholder invested in GGP at the initial public offering (IPO) in 1993, a $1.48 dividend was paid on a $22 investment, or a 6.7% yield. Initial shareholders who kept their

solid fundamentals The foundation upon which General Growth was built has carried over into every decade throughout our nearly 50-year history. Our underlying values are evident in our daily business practices and are reflected in our growth strategy, our culture, our employees and our sense of community. For instance, we look at General Growth as a company that is always focused on growing and profiting for its owners; however, we don't buy or build for the sake of getting bigger. We do it to increase the value of our company and your investment. By doing this, we keep our promise of upholding the basic fundamentals that gave birth to our business.

stock are now getting an approximate 12% cash return on their original $22 investment, not including almost doubling their principal. In an era when many companies are cutting their dividend or eliminating it altogether, we are confidently raising ours. GGP was recently ranked #4 in the inaugural analysis of the Top 25 Income Producing Dividends by Bloomberg's *Personal Finance*. This list salutes companies whose dividend yields have not only surpassed the S&P 500 dividend yields by over 100%, but who have also consistently recorded annual dividend increases.

Arnold Kaufman, editor of *Standard & Poor's Outlook* reported that investors suffered in 2001 not only from declining stock prices, but also from falling dividends. Kaufman stated that 2001 saw a 3.3% drop in dividends on the S&P 500 index, the largest drop since 1951; and that the S&P 500 is now providing an annualized dividend yield of only 1.4%. Coupled with the 2.5% dividend decline in 2000, this marked the first back-to-back decline since 1970-1971. To illustrate the ROCK SOLID nature of GGP's dividend, take our FFO earnings of $4.96 per share in 2001 and subtract the $2.24 per share of dividend we paid in 2001 and you see we are left with $2.72 of undistributed FFO per share. This amounts to over $200 million in total undistributed FFO, or approximately 55% of our total FFO. However, malls do require capital. Today, more than ever, it is paramount to our success that we have the necessary capital available to reinvest in our properties. GGP has always understood this basic fundamental of real estate and, as a result, have prudently managed our finances. Smart REIT investors study the ratio of earnings to dividend payout and therefore invest in companies that continuously raise their dividend yet maintain a conservative payout ratio. At GGP, we use our undistributed FFO so that our properties can continue to provide long-term value for our Owners.

A key component to achieving long-lasting success in real estate is how it is financed. There are various ways real estate companies can contribute to their earnings, and an important piece of our blue-chip earnings equation is effective financing. During the fourth quarter of 2001, GGP completed a $2.55 billion non-recourse commercial mortgage backed securities financing (CMBS), the largest single issuance by a single borrower to date in the United States. GGP's pro-rata share of the financing amounted to $1.87 billion. The pass-through certificates represent beneficial interests in three loan pools collateralized by mortgages on 27 malls and the company headquarters. These properties are either wholly owned by GGP or owned in partnership with the New York State Common Retirement Fund and/or Ivanhoe Cambridge, Inc. The financing retires previously issued commercial mortgage backed security notes and individual property mortgages. It generated excess non-recourse loan proceeds of approximately $470 million with GGP's share being approximately $335 million.

The financing achieved six goals of the company:

1 We strengthened our balance sheet.
2 We achieved a lower cost of financing.
3 We harvested excess proceeds by increasing property cash flows.
4 We generated excess proceeds for property reinvestment.
5 We extended our loan term maturities.
6 We cultivated new investors for GGP.

Let's take a look at these achievements.

STRENGTHENING THE BALANCE SHEET: We decreased our floating rate debt substantially through the recent financing while lowering our exposure to floating rate debt. We fixed $428 million as part of the financing, and we swapped $892 million of floating rate debt for fixed rate debt, giving us total fixed rate debt of $4.09 billion. Our floating rate debt is now just 11.5% of our total debt and equity capitalization compared to 25.4% prior to the financing. Stated another way, our floating rate debt is now 18.4% of our total debt compared to 44.5% prior to the transaction. In addition to reducing our exposure to floating rate debt by 54%, we also paid off approximately $270 million of recourse debt. Some analysts who, in the past, have argued that our floating rate debt has hindered the company's ability to realize full valuation from the marketplace can no longer make this claim. In addition to strengthening our balance sheet through the reduction of floating rate debt, we issued approximately $350 million of equity in December 2001. Management bought over 15% of the issuance, and not one dollar was loaned by the company to make these purchases. GGP now has one of the strongest balance sheets in the mall industry. We have demonstrated through this financing and equity issuance that we have the flexibility and strength that the marketplace desires.

LOWER COST OF FINANCING: We have significantly reduced our cost of borrowing through the financing. The previous spread on floating rate CMBS debt for the refinanced assets has been reduced by ten basis points; the spread on other existing loans has been cut from 50-115 basis points. In addition, we have reduced the rate on our fixed rate financed assets by over 320 basis points. The total all-in weighted average debt rate for GGP has decreased to approximately 5.88% from 6.51% at the end of September 2001. This reduction in interest expense is expected to contribute to increased earnings in the future.

EXCESS PROCEEDS: During the past four years we have been a very acquisitive company. We have purchased 32 centers at a cost of approximately $4.5 billion. Our greatest successes have come from buying malls that offered us an opportunity to increase NOI and thus increase the value of the property. This is the primary reason we use floating rate debt when acquiring malls; it enhances our future flexibility in financing so we can recognize the additional value we have created in the properties. In the case of the 27 malls that were part of this financing, we generated approximately $470 million of excess proceeds because of increased NOI. Not only did we prove that there was additional value to create, but we also proved that we know how to harvest this value. All of our financing activity is inextricably linked as we anticipate creating value, harvesting these proceeds, and reinvesting them into other properties to help grow future NOI. This process augments our ability to create consistently strong returns for our shareholders.

LENGTHENING MATURITIES: Through the financing we were able to lengthen the maturities of the 27 financed malls from an existing 2.4 years to a forward-looking five and six years. This also increased our total portfolio debt maturity by over one year. It is important for us to stagger our maturities so we avoid a disproportionate amount of debt from coming due in any single year. This is a prudent practical finance fundamental that we have sustained at GGP for many years. We now have no more than 20.9% of our total debt expiring in any given year compared to 28.9% prior to the financing.

NEW INVESTORS: 52 investors purchased the pass-through mortgage certificates. Among the 52 investors were 22 international investors and 32 investors who had never before invested in a GGP commercial mortgage backed security transaction. Introducing us, our company and our assets to these investors will pay dividends in the future. They now have the opportunity to be associated with a great company that owns great shopping centers; a company that has never defaulted on a debt obligation throughout its 50-year history, including predecessor entities.

solid relationships

Relationships are the basis of our business. Without them, we have no shoppers, no shareholders, no retailers, and no employees. While our strength as an investment has been noted and our fundamentals unequivocally upheld, our solid relationships with our CORE customers make General Growth the company it is today.

The following is excerpted from The Essential Drucker, by Peter F. Drucker (Harper Business, New York). Copyright © 2001 by Peter F. Drucker.

> "EVA is based on something we have known for a long time: what we generally call profits, the money left to service equity, is usually not profit at all. Until a business returns a profit greater than its cost of capital, it operates at a loss. Never mind that it pays taxes as if it had a genuine profit. The enterprise still returns less to the economy than it devours in resources. It does not cover its full cost unless the reported profit exceeds the cost of capital."

In January 1998 GGP adopted a new financial management system and incentive compensation program called Cash Value Added or CVA. Like EVA, CVA deducts a charge for the use of capital from the operating cash flow. In addition, CVA takes into account the tendency of real estate to appreciate in value over time. In line with Drucker's description, CVA measures the amount of cash operating profit that exceeds or falls short of the return debt and equity investors would expect to earn on an alternative investment of comparable risk.

CVA is core to running our business, whether it is a high level Board decision or a day-to-day action on the mall floor. To that end we have built our approach around three fundamental ideas:

1 We measure CVA throughout GGP: all leasing decisions, acquisitions and dispositions, redevelopments and capital expenditures are evaluated using CVA. We have one measure throughout the company.

2 We pay for CVA created: our incentive compensation system for over 1000 employees is based on CVA.

3 We all know and use CVA: CVA has been integrated into our training programs and financial management systems. All people within GGP are trained on CVA.

We believe our CVA program will help us continue to focus on shareholder value and will help us exceed investor expectations.

solid leadership

General Growth is an industry leader with the determination to bring only the best results to our CORE customers. But we also know that being a leader is not about financial strength alone. It is a subtle yet powerful combination of the values we, as a company, support and the belief that change can be affected positively, conducted with grace, and implemented with humility. At General Growth, we are prepared for the future and realize that one or two people alone cannot carry out our vision. To forge ahead, it will require every employee to ramp up his or her game by learning from our past successes and failures.

We have highlighted many examples throughout this letter that we feel set General Growth Properties apart from our peers. Whatever we have decided to do is always done with one goal in mind: to improve the value and performance of our real estate. All of us at GGP feel very good about the future of our business. Our business is unique, and our company is unique. For those who believe all mall companies — or all real estate companies for that matter — are alike, we are here to say they are not. We are different at GGP, and for that we are grateful and proud. *Forbes* magazine recognized this on January 21, 2002 when they gave GGP one of only two A+ ratings for all companies in the entire REIT universe. Companies were graded in two areas; the first A+ was received for performance. *Forbes* measured performance as a REIT's ability to deliver a high yield and/or growth rate in comparison with its peers. The second measurement was for value and GGP received an A+ for this as well. Blue-chip companies may be fading, but you can look to General Growth and know that your company and your financial future is indeed true blue and, without a doubt, ROCK SOLID.



Matthew Bucksbaum
Founder and Chairman of the Board



John Bucksbaum
Chief Executive Officer



Robert Michaels
President and Chief Operating Officer



Bernard Freibaum
Executive Vice President and Chief Financial Officer


HEDRICH BLESSING, LTD.

left to right: John Bucksbaum, Robert Michaels, Bernard Freibaum, and Matthew Bucksbaum



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GGP/Properties

GGP/Managed-only Properties

GGP Offices
- Chicago (headquarters)
- Atlanta
- Dallas
- Honolulu
- Los Angeles
- Minneapolis

portfolio

owned and managed properties

(as of March 1, 2002)

ALABAMA

CENTURY PLAZA
Birmingham
Anchors: JCPenney, McRae's, Rich's, Sears
Total Square Feet: 743,273
Opened/Expanded: 1975/1990, 1994
Ownership Interest: 100%

ARIZONA

ARROWHEAD TOWNE CENTER
Glendale
Anchors: Dillard's, JCPenney, Mervyn's, Robinsons-May
Total Square Feet: 1,112,061
Opened: 1993
Ownership Interest: 17%

FIESTA MALL ○
Mesa
Anchors: Dillard's, Macy's, Robinsons-May, Sears
Total Square Feet: 1,036,869
Opened/Expanded: 1978/1987, 1990, 1999

PARK PLACE
Tucson
Anchors: Dillard's, Macy's, Sears
Total Square Feet: 1,038,839
Opened/Expanded: 1974/1998, 2001
Ownership Interest: 100%

SUPERSTITION SPRINGS
East Mesa
Anchors: Dillard's, JCPenney, Mervyn's, Robinsons-May, Sears
Total Square Feet: 1,067,978
Opened/Expanded: 1990/1994
Ownership Interest: 17%

THE TUCSON MALL
Tucson
Anchors: Dillard's, JCPenney, Macy's, Mervyn's, Robinsons-May, Sears
Total Square Feet: 1,304,968
Opened/Expanded: 1982/1991, 1993
Ownership Interest: 100%

ARKANSAS

THE PINES
Pine Bluff
Anchors: Dillard's, JCPenney, Sears, Wal-Mart
Total Square Feet: 604,887
Opened/Expanded: 1986/1990
Ownership Interest: 100%

CALIFORNIA

BALDWIN HILLS CRENSHAW PLAZA ○
Los Angeles
Anchors: Albertson's, Robinsons-May, Sears, T.J.Maxx, Wal-Mart
Total Square Feet: 819,604
Opened/Expanded: 1947/1988, 1992

BAYSHORE MALL
Eureka
Anchors: Gottschalks, Mervyn's, Sears
Total Square Feet: 613,659
Opened/Expanded: 1987/1989
Ownership Interest: 100%

CHULA VISTA CENTER
Chula Vista (San Diego)
Anchors: JCPenney, Macy's, Mervyn's, Sears
Total Square Feet: 877,969
Opened/Expanded: 1962/1993, 1994
Ownership Interest: 50%

EASTRIDGE MALL
San Jose
Anchors: JCPenney, Macy's, Sears
Total Square Feet: 1,358,684
Opened/Expanded: 1970/1982, 1988, 1995
Ownership Interest: 51%

FALLBROOK CENTER
West Hills (Los Angeles)
Anchors: Burlington Coat Factory, Kmart, Mervyn's, Target
Total Square Feet: 788,437
Opened/Expanded: 1966/1985
Ownership Interest: 100%

HANFORD MALL ○
Hanford
Anchors: Gottschalks, JCPenney, Mervyn's, Sears
Total Square Feet: 484,236
Opened/Expanded: 1993/1999

MEDIA CITY CENTER ○
Burbank (Los Angeles)
Anchors: IKEA, Macy's, Mervyn's, Sears
Total Square Feet: 1,242,367
Opened/Expanded: 1991/1992

MONTCLAIR PLAZA
Montclair (San Bernadino)
Anchors: JCPenney, Macy's, Nordstrom, Robinsons-May, Sears
Total Square Feet: 1,370,043
Opened/Expanded: 1968/1985
Ownership Interest: 50%

MORENO VALLEY MALL
Moreno Valley (Riverside)
Anchors: Gottschalks, JCPenney, Robinsons-May, Sears
Total Square Feet: 1,035,606
Opened: 1992
Ownership Interest: 50%

NEWPARK MALL
Newark (San Francisco)
Anchors: JCPenney, Macy's, Mervyn's, Sears, Target
Total Square Feet: 1,168,569
Opened/Expanded: 1980/1993
Ownership Interest: 50%

NORTHRIDGE FASHION CENTER
Northridge (Los Angeles)
Anchors: JCPenney, Macy's, Robinsons-May, Sears
Total Square Feet: 1,445,798
Opened/Expanded: 1971/1995, 1997
Ownership Interest: 100%

○ Managed-only; no ownership interest



left to right:
ALA MOANA CENTER Honolulu, Hawaii
CHULA VISTA CENTER Chula Vista (San Diego), California

SIERRA VISTA MALL ○
Clovis
Anchors: Gottschalks, Mervyn's, Sears, Target
Total Square Feet: 580,728
Opened/Expanded: 1988/1999

SOUTHLAND MALL AND CONVENIENCE CENTER ○
Hayward
Anchors: JCPenney, Macy's, Mervyn's, Sears
Total Square Feet: 1,284,591
Opened/Expanded: 1964/1968, 1972, 1984

VALLEY PLAZA SHOPPING CENTER
Bakersfield
Anchors: Gottschalks, JCPenney, Macy's, Robinsons-May, Sears
Total Square Feet: 1,157,429
Opened/Expanded: 1967/1988, 1997, 1998
Ownership Interest: 100%

WEST VALLEY MALL
Tracy (San Francisco)
Anchors: Gottschalks, JCPenney, Ross Dress For Less, Sears, Target
Total Square Feet: 812,129
Opened/Expanded: 1995/1997
Ownership Interest: 100%

COLORADO

CHAPEL HILLS MALL
Colorado Springs
Anchors: Dillard's, Foley's, JCPenney, Kmart, Mervyn's, Sears
Total Square Feet: 1,174,484
Opened/Expanded: 1982/1986, 1997, 1998
Ownership Interest: 100%

SOUTHWEST PLAZA
Littleton (Denver)
Anchors: Dillard's, Foley's, JCPenney, Sears
Total Square Feet: 1,196,265
Opened/Expanded: 1983/1994, 1995, 2001
Ownership Interest: 100%

CONNECTICUT

BRASS MILL CENTER AND COMMONS
Waterbury
Anchors: Filene's, JCPenney, Sears
Total Square Feet: 1,197,195
Opened: 1997
Ownership Interest: 50%

PAVILLIONS AT BUCKLAND HILLS
Manchester
Anchors: Dick's Clothing & Sporting Goods, Filene's, Filene's Home Store, JCPenney, Lord & Taylor, Sears
Total Square Feet: 1,006,300
Opened/Expanded: 1990/1994
Ownership Interest: 50%

DELAWARE

DOVER MALL AND COMMONS ○
Dover
Anchors: Boscov's, JCPenney, Sears, Strawbridge and Clothiers
Total Square Feet: 809,246
Opened/Expanded: 1982/1995, 1997, 1999

FLORIDA

ATLAMONTE MALL
Atlamonte Springs (Orlando)
Anchors: Burdines, Dillard's, JCPenney, Sears
Total Square Feet: 1,099,805
Opened/Expanded: 1974/1990
Ownership Interest: 50%

BROWARD MALL ○
Plantation (Ft. Lauderdale)
Anchors: Burdines, Dillard's, JCPenney, Sears
Total Square Feet: 998,666
Opened/Expanded: 1978/1992, 1993

COASTLAND CENTER
Naples
Anchors: Burdines, Dillard's, JCPenney, Sears
Total Square Feet: 923,976
Opened/Expanded: 1977/1985, 1996
Ownership Interest: 100%

EAGLE RIDGE MALL
Lake Wales (Orlando)
Anchors: Dillard's, JCPenney, Sears
Total Square Feet: 626,867
Opened/Expanded: 1996/2000
Ownership Interest: 100%

LAKELAND SQUARE MALL
Lakeland (Orlando)
Anchors: Belk, Burdines, Dillard's, Dillard's Men's and Home Store, JCPenney, Sears
Total Square Feet: 900,094
Opened/Expanded: 1988/1990, 1994
Ownership Interest: 50%

THE OAKS MALL
Gainesville
Anchors: Belk, Burdines, Dillard's, JCPenney, Sears
Total Square Feet: 911,172
Opened/Expanded: 1978/1995
Ownership Interest: 51%

PEMBROKE LAKES MALL
Pembroke Pines
Anchors: Burdines, Dillard's, Dillard's Men's and Home Store, JCPenney, Sears
Total Square Feet: 1,103,122
Opened/Expanded: 1992/1997
Ownership Interest: 50%

REGENCY SQUARE MALL
Jacksonville
Anchors: Belk, Dillard's, JCPenney, Sears
Total Square Feet: 1,456,668
Opened/Expanded: 1968/1992, 1998, 2001
Ownership Interest: 100%

○ **Managed-only; no ownership interest**


MAGGIANO'S
CORNER BAKERY


Palm RESTAURANT

left to right:
TYSONS GALLERIA McLean (Washington D.C.), Virginia
WESTSHORE PLAZA Tampa, Florida

WEST OAKS MALL
Ocoee (Orlando)
Anchors: Dillard's, JCPenney, Parisian, Sears
Total Square Feet: 1,071,928
Opened/Expanded: 1996/1998
Ownership Interest: 50%

WESTLAND MALL ○
Hialeah (Miami)
Anchors: Burdines, JCPenney, Sears
Total Square Feet: 828,778
Opened/Expanded: 1971/1989

WESTSHORE PLAZA ○
Tampa
Anchors: Burdines, JCPenney, Saks Fifth Avenue
Total Square Feet: 1,057,196
Opened/Expanded: 1967/1974, 1983, 1997, 2000

GEORGIA

CUMBERLAND MALL
Atlanta
Anchors: JCPenney, Macy's, Rich's, Sears
Total Square Feet: 1,158,366
Opened/Expanded: 1973/1989
Ownership Interest: 100%

NORTH DEKALB MALL ○
Decatur (Atlanta)
Anchors: AMC Theatres, Rich's, SteinMart
Total Square Feet: 626,778
Opened/Expanded: 1965/1986

NORTH POINT MALL
Alpharetta (Atlanta)
Anchors: Dillard's, JCPenney, Lord & Taylor, Parisian, Rich's, Sears
Total Square Feet: 1,367,422
Opened: 1993
Ownership Interest: 50%

OGLETHORPE MALL
Savannah
Anchors: Belk, JCPenney, Rich's, Sears
Total Square Feet: 935,131
Opened/Expanded: 1969/1974, 1982, 1990, 1992
Ownership Interest: 51%

SHANNON MALL ○
Union City (Atlanta)
Anchors: Rich's, Sears
Total Square Feet: 764,740
Opened/Expanded: 1980/1986, 1999

SOUTHLAKE MALL
Morrow (Atlanta)
Anchors: JCPenney, Macy's, Rich's, Sears
Total Square Feet: 1,016,645
Opened/Expanded: 1976/1995, 1999
Ownership Interest: 100%

HAWAII

ALA MOANA CENTER
Honolulu
Anchors: JCPenney, Macy's, Neiman Marcus, Sears
Total Square Feet: 1,820,301
Opened/Expanded: 1959/1966, 1987, 1989, 1999
Ownership Interest: 100%

PRINCE KUHIO PLAZA
Hilo
Anchors: JCPenney, Macy's, Sears
Total Square Feet: 504,427
Opened/Expanded: 1985/1994, 1999
Ownership Interest: 50%

ILLINOIS

GOLF MILL SHOPPING CENTER ○
Niles (Chicago)
Anchors: JCPenney, Kohl's, Sears, Target
Total Square Feet: 931,377
Opened/Expanded: 1958/1986, 1998

MARKET PLACE SHOPPING AND CONVENIENCE CENTER
Champaign
Anchors: Bergner's, Famous Barr, Sears
Total Square Feet: 1,105,488
Opened/Expanded: 1976/1984, 1987, 1990, 1994, 1999
Ownership Interest: 100%

NORTHBROOK COURT
Northbrook (Chicago)
Anchors: Lord & Taylor, Marshall Field's, Neiman Marcus
Total Square Feet: 982,990
Opened/Expanded: 1976/1995, 1996
Ownership Interest: 50%

SPRING HILL MALL
West Dundee (Chicago)
Anchors: Carson Pirie Scott, JCPenney, Kohl's, Marshall Field's, Sears
Total Square Feet: 1,096,981
Opened/Expanded: 1980/1992, 1997
Ownership Interest: 100%

INDIANA

RIVER FALLS MALL
Clarksville
Anchors: Dillard's, Toys "R" Us, Wal-Mart
Total Square Feet: 752,363
Opened: 1990
Ownership Interest: 100%

IOWA

CORAL RIDGE MALL
Coralville (Iowa City)
Anchors: Dillard's, JCPenney, Scheels All Sports, Sears, Target, Younkers
Total Square Feet: 1,055,000
Opened: 1998
Ownership Interest: 100%

○ **Managed-only; no ownership interest**



Longs

left to right:
MEDIA CITY CENTER Burbank (Los Angeles), California
NATICK MALL Natick (Boston), Massachusetts

MALL OF THE BLUFFS AND CONVENIENCE CENTER
Council Bluffs
Anchors: Dillard's, JCPenney, Sears, Target
Total Square Feet: 666,427
Opened/Expanded: 1986/1988, 1998
Ownership Interest: 100%

KENTUCKY

FLORENCE MALL ○
Florence (Cincinnati, OH)
Anchors: JCPenney, Lazarus, Lazarus Home Store, Sears
Total Square Feet: 926,380
Opened/Expanded: 1976/1994

GREENWOOD MALL
Bowling Green
Anchors: Dillard's, Famous Barr, JCPenney, Sears
Total Square Feet: 832,629
Opened/Expanded: 1979/1987, 1996
Ownership Interest: 100%

LOUISIANA

ALEXANDRIA MALL ○
Alexandria
Anchors: Dillard's, JCPenney, Mervyn's, Sears, SteinMart
Total Square Feet: 882,342
Opened/Expanded: 1973/1982, 1986

THE ESPLANADE ○
Kenner (New Orleans)
Anchors: Dillard's, Macy's, Mervyn's
Total Square Feet: 908,713
Opened/Expanded: 1985/1986, 2001

MALL ST. VINCENT
Shreveport
Anchors: Dillard's, Sears
Total Square Feet: 546,045
Opened/Expanded: 1976/1991
Ownership Interest: 100%

PIERRE BOSSIER MALL
Bossier City (Shreveport)
Anchors: Dillard's, JCPenney, Sears, Stage
Total Square Feet: 611,098
Opened/Expanded: 1982/1985, 1993
Ownership Interest: 100%

RIVERLANDS SHOPPING CENTER
La Place (New Orleans)
Total Square Feet: 183,768
Opened/Expanded: 1965/1984, 1990
Ownership Interest: 100%

MASSACHUSETTS

HANOVER MALL ○
Hanover
Anchors: Ames, Filene's, JCPenney, Sears
Total Square Feet: 678,000
Opened/Expanded: 1971/1994

NATICK MALL
Natick (Boston)
Anchors: Filene's, Lord & Taylor, Macy's, Sears
Total Square Feet: 1,155,391
Opened/Expanded: 1966/1994
Ownership Interest: 50%

SILVER CITY GALLERIA ○
Taunton
Anchors: Filene's, JCPenney, Sears
Total Square Feet: 1,039,617
Opened/Expanded: 1992/1999

MICHIGAN

BAY CITY MALL
Bay City
Anchors: JCPenney, Sears, Target, Younkers
Total Square Feet: 526,184
Opened/Expanded: 1991/1994, 1997
Ownership Interest: 50%

BIRCHWOOD MALL
Port Huron (Detroit)
Anchors: JCPenney, Marshall Field's, Sears, Target, Younkers
Total Square Feet: 782,663
Opened/Expanded:1990/1991, 1997
Ownership Interest: 100%

THE CROSSROADS
Portage (Kalamazoo)
Anchors: Hudson's, JCPenney, Mervyn's, Sears
Total Square Feet: 763,151
Opened/Expanded: 1980/1992
Ownership Interest: 100%

GRAND TRAVERSE MALL
Traverse City
Anchors: Hudson's, JCPenney, Target
Total Square Feet: 577,649
Opened: 1992
Ownership Interest: 100%

LAKEVIEW SQUARE
Battle Creek
Anchors: JCPenney, Marshall Field's, Sears
Total Square Feet: 607,607
Opened/Expanded : 1983/1998, 2001
Ownership Interest: 100%

LANSING MALL
Lansing
Anchors: Hudson's, JCPenney, Mervyn's, Younkers
Total Square Feet: 840,667
Opened/Expanded : 1969/2001
Ownership Interest: 100%

RIVERTOWN CROSSINGS
Grandville (Grand Rapids)
Anchors: Galyan's, Hudson's, JCPenney, Kohl's, Sears, Younkers
Total Square Feet: 1,248,374
Opened: 1999
Ownership Interest: 100%

SUMMIT PLACE ○
Waterford (Detroit)
Anchors: Hudson's, JCPenney, Kohl's, Sears
Total Square Feet: 1,292,163
Opened/Expanded: 1961, 1988, 1989

○ Managed-only; no ownership interest


GALLERIA


left to right:
SILVER CITY GALLERIA Taunton, Massachusetts
TUCSON MALL Tucson, Arizona

WESTWOOD MALL
Jackson
Anchors: Elder-Beerman, JCPenney
Total Square Feet: 454,989
Opened/Expanded: 1972/1978, 1993
Ownership Interest: 100%

MINNESOTA

APACHE MALL
Rochester
Anchors: JCPenney, Marshall Field's, Sears
Total Square Feet: 740,572
Opened/Expanded: 1969/1985, 1992
Ownership Interest: 100%

CROSSROADS CENTER
St. Cloud
Anchors: JCPenney, Marshall Field's, Sears, Target
Total Square Feet: 748,228
Opened/Expanded: 1966/1995
Ownership Interest: 100%

EDEN PRAIRIE CENTER
Eden Prairie (Minneapolis)
Anchors: Kohl's, Mervyn's, Sears, Target, Von Maur
Total Square Feet: 1,124,683
Opened/Expanded: 1976/1989, 1994, 2001
Ownership Interest: 100%

KNOLLWOOD MALL AND CONVENIENCE CENTER
St. Louis Park (Minneapolis)
Anchors: Cub Foods, Kohl's
Total Square Feet: 406,755
Opened/Expanded: 1955/1981, 1999
Ownership Interest: 100%

RIVER HILLS MALL
Mankato
Anchors: Herberger's, JCPenney, Sears, Target
Total Square Feet: 647,664
Opened/Expanded: 1991/1996
Ownership Interest: 100%

MISSISSIPPI

NORTHPARK MALL ○
Ridgeland (Jackson)
Anchors: Dillard's, Gayfers, JCPenney, McRae's
Total Square Feet: 1,108,379
Opened/Expanded: 1984/1998, 2000

MISSOURI

CAPITAL MALL
Jefferson City
Anchors: Dillard's, JCPenney, Sears
Total Square Feet: 530,868
Opened/Expanded: 1978/1985, 1992
Ownership Interest: 100%

COLUMBIA MALL
Columbia
Anchors: Dillard's, JCPenney, Sears, Target
Total Square Feet: 740,423
Opened/Expanded: 1985/1986
Ownership Interest: 100%

NORTHPARK ○
Joplin
Anchors: Famous Barr, Famous Barr Home Store, JCPenney, Robinsons-May, Sears, Shopko
Total Square Feet: 990,224
Opened/Expanded: 1972/1987, 1996, 1998

NEBRASKA

OAK VIEW MALL
Omaha
Anchors: Dillard's, JCPenney, Sears, Younkers
Total Square Feet: 867,615
Opened: 1991
Ownership Interest: 51%

WESTROADS MALL
Omaha
Anchors: JCPenney, The Jones Store, Von Maur, Younkers
Total Square Feet: 1,078,641
Opened/Expanded: 1968/1990, 1995, 1999
Ownership Interest: 51%

NEVADA

THE BOULEVARD MALL
Las Vegas
Anchors: Dillard's, JCPenney, Macy's, Sears
Total Square Feet: 1,184,766
Opened/Expanded: 1968/1992
Ownership Interest: 100%

MEADOWS MALL
Las Vegas
Anchors: Dillard's, JCPenney, Macy's, Sears
Total Square Feet: 946,651
Opened/Expanded: 1978/1987, 1997
Ownership Interest: 51%

NEW HAMPSHIRE

STEEPLEGATE MALL
Concord
Anchors: The Bon•Ton, JCPenney, Sears
Total Square Feet: 481,418
Opened: 1990
Ownership Interest: 50%

NEW MEXICO

MESILLA VALLEY MALL ○
Las Cruces
Anchors: Dillard's, JCPenney, Sears
Total Square Feet: 581,210
Opened/Expanded: 1981/1990

RIO WEST MALL
Gallup
Anchors: Beall's, JCPenney, Kmart
Total Square Feet: 446,177
Opened/Expanded: 1981/1991, 1998
Ownership Interest: 100%

○ Managed-only; no ownership interest





left to right:
NORTHRIDGE FASHION CENTER Northridge (Los Angeles), California
STONEBRIAR CENTRE Frisco (Dallas), Texas

VILLA LINDA MALL ○
Santa Fe
Anchors: Dillard's, JCPenney, Mervyn's, Sears
Total Square Feet: 569,112
Opened/Expanded: 1986/1987

NEW YORK

GALLERIA AT WHITE PLAINS ○
White Plains (New York City)
Anchors: Macy's
Total Square Feet: 884,739
Opened/Expanded: 1980/1994

LOCKPORT MALL
Lockport
Anchors: Ames Department Store, The Bon-Ton, Rosa's Home Store
Total Square Feet: 336,015
Opened/Expanded: 1971/1984
Ownership Interest: 100%

McKINLEY MALL ○
Buffalo
Anchors: The Bon-Ton, JCPenney, Kaufmann's, Kaufmann's Home Store, Sears
Total Square Feet: 781,022
Opened/Expanded: 1985/2000

NORTH CAROLINA

CAROLINA PLACE
Pineville (Charlotte)
Anchors: Belk, Dillard's, Hecht's JCPenney, Sears
Total Square Feet: 1,091,284
Opened/Expanded: 1991/1994
Ownership Interest: 50%

GOLDEN EAST CROSSING ○
Rocky Mount
Anchors: Belk, JCPenney, Proffitt's, Sears
Total Square Feet: 582,260
Opened/Expanded: 1986/1999, 2000

VALLEY HILLS MALL
Hickory
Anchors: Belk, Dillard's, JCPenney, Sears
Total Square Feet: 893,572
Opened/Expanded: 1978/1988, 1990, 1996
Ownership Interest: 100%

OHIO

COLONY SQUARE MALL
Zanesville
Anchors: Elder-Beerman, JCPenney, Lazarus, Sears
Total Square Feet: 549,147
Opened/Expanded: 1981/1985, 1987
Ownership Interest: 100%

OKLAHOMA

QUAIL SPRINGS MALL
Oklahoma City
Anchors: Dillard's, Foley's, JCPenney, Sears
Total Square Feet: 1,124,482
Opened/Expanded: 1980/1992, 1998, 1999
Ownership Interest: 50%

SHAWNEE MALL ○
Shawnee (Oklahoma City)
Anchors: Dillard's, JCPenney, Sears, Wal-Mart
Total Square Feet: 443,989
Opened: 1989

SOONER FASHION MALL
Norman
Anchors: Dillard's, JCPenney, Old Navy, Sears, SteinMart
Total Square Feet: 511,419
Opened/Expanded: 1976/1989, 1999
Ownership Interest: 100%

TULSA PROMENADE ○
Tulsa
Anchors: Dillard's, Foley's, JCPenney, Mervyn's
Total Square Feet: 936,463
Opened/Expanded: 1980/1986, 1994

WASHINGTON PARK MALL
Bartlesville
Anchors: Dillard's, JCPenney, Sears
Total Square Feet: 351,406
Opened/Expanded: 1984/1986
Ownership Interest: 50%

OREGON

GATEWAY MALL
Springfield
Anchors: The Emporium, Sears, Target
Total Square Feet: 716,086
Opened/Expanded : 1990/1999
Ownership Interest: 100%

VALLEY RIVER CENTER ○
Eugene
Anchors: The Bon Marché, Copeland Sports, The Emporium, JCPenney, Meier & Frank
Total Square Feet: 1,130,769
Opened/Expanded: 1969/1986, 1990

PENNSYLVANIA

CRANBERRY MALL ○
Cranberry
Anchors: Ames Department Store, The Bon-Ton, JCPenney, Sears
Total Square Feet: 404,473
Opened/Expanded: 1981/1994, 1996

NESHAMINY MALL
Bensalem (Philadelphia)
Anchors: Boscov's, Sears, Strawbridge and Clothiers
Total Square Feet: 1,062,487
Opened/Expanded: 1968/1995, 1998
Ownership Interest: 25%

PARK CITY CENTER
Lancaster
Anchors: The Bon-Ton, Boscov's, JCPenney, Kohl's, Sears
Total Square Feet: 1,393,515
Opened/Expanded: 1970/1988, 1997
Ownership Interest: 51%

○ Managed-only; no ownership interest





left to right:
MAYFAIR Wauwatosa (Milwaukee), Wisconsin
MARKET PLACE MALL Champaign, Illinois

RHODE ISLAND

RHODE ISLAND MALL ○
Warwick
Anchors: Sears
Total Square Feet: 454,015
Opened/Expanded: 1967/1985, 2001

SOUTH CAROLINA

COLUMBIANA CENTRE
Columbia
Anchors: Belk, Dillard's, Parisian, Sears
Total Square Feet: 871,965
Opened/Expanded: 1990/1993
Ownership Interest: 50%

INLET SQUARE MALL ○
Murrells Inlet (Myrtle Beach)
Anchors: Belk, JCPenney, Kmart
Total Square Feet: 455,183
Opened/Expanded: 1990/ 1998

TENNESSEE

BELLEVUE CENTER ○
Nashville
Anchors: Dillard's, Hecht's, Sears
Total Square Feet: 844,124
Opened/Expanded: 1990/1999, 2000

NORTHGATE MALL
Chattanooga
Anchors: JCPenney, Proffitt's, Sears
Total Square Feet: 821,600
Opened/Expanded: 1972/1991, 1997
Ownership Interest: 51%

STONES RIVER MALL ○
Murfreesboro (Nashville)
Anchors: Dillard's, Goody's, JCPenney, Sears
Total Square Feet: 408,378
Opened/Expanded: 1992/1996, 1997

TEXAS

BAYBROOK MALL
Friendswood (Houston)
Anchors: Dillard's, Foley's, Mervyn's, Sears
Total Square Feet: 1,083,780
Opened/Expanded: 1978/1984, 1985, 1995
Ownership Interest: 100%

BRAZOS MALL ○
Lake Jackson (Houston)
Anchors: Dillard's, JCPenney, Sears, Service Merchandise
Total Square Feet: 681,413
Opened: 1976

DEERBROOK MALL
Humble (Houston)
Anchors: Dillard's, Foley's, JCPenney, Mervyn's, Sears
Total Square Feet: 1,198,119
Opened/Expanded: 1984/1996, 1997
Ownership Interest: 50%

FIRST COLONY MALL ○
Sugarland (Houston)
Anchors: Dillard's, Foley's, JCPenney, Mervyn's
Total Square Feet: 916,067
Opened: 1996

KILLEEN MALL ○
Killeen
Anchors: Beall's, Dillard's, JCPenney, Sears
Total Square Feet: 577,476
Opened/Expanded: 1981/1987

LUFKIN MALL ○
Lufkin
Anchors: Beall's, Circuit City, JCPenney, Sears
Total Square Feet: 347,543
Opened/Expanded: 1980/2001

MALL DE LAS AGUILAS ○
Eagle Pass
Anchors: Beall's, JCPenney, Stage, Wal-Mart
Total Square Feet: 437,608
Opened: 1982

MALL DEL NORTE ○
Laredo
Anchors: Beall's, Dillard's, Foley's, JCPenney, Joe Brand, Mervyn's, Sears
Total Square Feet: 1,239,571
Opened/Expanded: 1977/1990, 1993

McCRELESS MALL
San Antonio
Anchors: Beall's
Total Square Feet: 477,118
Opened/Expanded: 1962/1985, 1997
Ownership Interest: 100%

MEMORIAL CITY MALL ○
Houston
Anchors: Foley's, Mervyn's, Sears
Total Square Feet: 1,283,103
Opened/Expanded: 1966/1989, 1995, 2001

THE PARKS AT ARLINGTON
Arlington (Dallas)
Anchors: Dillard's, Foley's, JCPenney, Mervyn's, Sears
Total Square Feet: 1,188,309
Opened/Expanded: 1988/1996
Ownership Interest: 50%

SOUTH PARK MALL ○
San Antonio
Anchors: Foley's, JCPenney, Mervyn's, Sears
Total Square Feet: 797,994
Opened/Expanded: 1968/1974, 1996, 2000

STONEBRIAR CENTRE
Frisco (Dallas)
Anchors: Foley's, Galyan's, JCPenney, Macy's, Nordstrom, Sears
Total Square Feet: 1,657,523
Opened: 2000
Ownership Interest: 50%

TOWN EAST MALL
Mesquite (Dallas)
Anchors: Dillard's, Foley's, JCPenney, Sears
Total Square Feet: 1,249,405
Opened/Expanded: 1971/1986, 1996, 1998, 2000
Ownership Interest: 50%

○ Managed-only; no ownership interest


Z GALLERIE
PARK PLACE



left to right:
PARK PLACE Tucson, Arizona
THE BOULEVARD Las Vegas, Nevada

VISTA RIDGE MALL
Lewisville (Dallas)
Anchors: Dillard's, Foley's, JCPenney, Sears
Total Square Feet: 1,053,151
Opened/Expanded: 1989/1991
Ownership Interest: 50%

WILLOWBROOK MALL
Houston
Anchors: Dillard's, Foley's, JCPenney, Lord & Taylor, Sears
Total Square Feet: 1,528,116
Opened/Expanded: 1981/1992
Ownership Interest: 50%

THE WOODLANDS MALL
The Woodlands (Houston)
Anchors: Dillard's, Foley's, Mervyn's, Sears
Total Square Feet: 1,032,490
Opened/Expanded: 1994/1998
Ownership Interest: 25%

UTAH

NEWGATE MALL
Ogden (Salt Lake City)
Anchors: Dillard's, Mervyn's, Oshman's, Sears
Total Square Feet: 726,729
Opened/Expanded: 1981/1994, 1998
Ownership Interest: 50%

VIRGINIA

LANDMARK MALL
Alexandria (Washington D.C.)
Anchors: Hecht's, Lord & Taylor, Sears
Total Square Feet: 969,287
Opened/Expanded: 1965/1989, 1990
Ownership Interest: 51%

PIEDMONT MALL
Danville
Anchors: Belk, Belk Men's Store, JCPenney, Sears
Total Square Feet: 667,618
Opened/Expanded: 1984/1995
Ownership Interest: 100%

TYSONS GALLERIA
McLean (Washington D.C.)
Anchors: Macy's, Neiman Marcus, Saks Fifth Avenue
Total Square Feet: 810,959
Opened/Expanded: 1988/1994, 1997
Ownership Interest: 50%

WASHINGTON

ALDERWOOD MALL
Lynwood (Seattle)
Anchors: The Bon Marché, JCPenney, Nordstrom, Sears
Total Square Feet: 1,039,264
Opened/Expanded: 1979/1995, 1996
Ownership Interest: 50%

BELLIS FAIR MALL
Bellingham (Seattle)
Anchors: The Bon Marché, JCPenney, Mervyn's, Sears, Target
Total Square Feet: 763,372
Opened: 1988
Ownership Interest: 100%

SOUTHSHORE MALL
Aberdeen
Anchors: JCPenney, Sears
Total Square Feet: 337,828
Opened: 1981
Ownership Interest: 100%

WEST VIRGINIA

MERCER MALL ○
Bluefield
Anchors: Ames Department Store, Belk, Belk Men's and Home Store, JCPenney, Sears
Total Square Feet: 660,508
Opened: 1980

WISCONSIN

FOX RIVER MALL
Appleton
Anchors: Dayton's, JCPenney, Sears, Target, Younkers
Total Square Feet: 1,136,325
Opened/Expanded: 1984/1991, 1997, 1998
Ownership Interest: 100%

MAYFAIR MALL
Wauwatosa (Milwaukee)
Anchors: The Boston Store, Marshall Field's
Total Square Feet: 1,037,294
Opened/Expanded: 1958/1973, 1986, 1994, 2001
Ownership Interest: 51%

OAKWOOD MALL
Eau Claire
Anchors: JCPenney, Marshall Field's, Scheels All Sports, Sears
Total Square Feet: 815,322
Opened/Expanded: 1986/1991, 1997
Ownership Interest: 100%

○ Managed-only; no ownership interest




buckle

left to right:
NORTHBROOK COURT Northbrook (Chicago), Illinois
EDEN PRAIRIE CENTER Eden Prairie (Minneapolis), Minnesota

financial contents

financials

The following table sets forth selected financial data for the Company which is derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and the related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report.

	2001	2000	1999	1998	1997
OPERATING DATA					
Revenue	$ 803,709	$ 698,767	$ 612,342	$ 426,576	$ 291,147
Network Discontinuance Costs	66,000	—	—	—	—
Depreciation and Amortization	145,352	119,653	108,272	75,227	48,509
Other Operating Expenses	295,842	226,234	206,388	151,784	109,677
Interest Expense, Net	209,623	212,649	174,104	109,840	70,252
Equity in Income of Unconsolidated Affiliates	63,566	50,053	19,689	11,067	19,344
Minority Interest	(40,792)	(52,380)	(33,058)	(29,794)	(49,997)
Net gain on sales, including CenterMark in 1997	—	44	4,412	196	58,647
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	109,666	137,948	114,921	71,194	90,703
Extraordinary Items	(14,022)	—	(13,796)	(4,749)	(1,152)
Cumulative Effect of Accounting Change	(3,334)	—	—	—	—
Net Income	92,310	137,948	101,125	66,445	89,551
Convertible Preferred Stock Dividends	(24,467)	(24,467)	(24,467)	(13,433)	
Net income available to common stockholders	$ 67,843	$ 113,481	$ 76,658	$ 53,012	$ 89,551
Earnings Before Extraordinary Items and Cumulative Effect of Accounting Change Per Share — Basic	$ 1.61	$ 2.18	$ 1.97	$ 1.60	$ 2.78
Earnings Before Extraordinary Items and Cumulative Effect of Accounting Change Per Share — Diluted	1.61	2.18	1.96	1.59	2.76
Earnings Per Share — Basic	1.28	2.18	1.67	1.46	2.75
Earnings Per Share — Diluted	1.28	2.18	1.66	1.46	2.73
Distributions Declared Per Share	2.36	2.06	1.98	1.88	1.80
CASH FLOW DATA					
Operating Activities	$ 207,125	$ 287,103	$ 205,705	$ 84,764	$ 94,110
Investing Activities	(367,366)	(356,914)	(1,238,268)	(1,479,607)	(176,496)
Financing Activities	293,767	71,447	1,038,526	1,388,575	92,337
FUNDS FROM OPERATIONS[1]					
Operating Partnership	$ 376,799	$ 330,299	$ 274,234	$ 192,274	$ 147,625
Minority Interest	(101,844)	(90,805)	(82,631)	(69,182)	(52,890)
Funds From Operations — Company	274,955	239,494	191,603	123,092	94,735
BALANCE SHEET DATA					
Investment in Real Estate Assets — Cost	$ 5,703,568	$ 5,439,466	$ 5,023,690	$ 4,063,097	$ 2,157,251
Total Assets	5,646,807	5,284,104	4,954,895	4,027,474	2,397,719
Total Debt	3,398,207	3,244,126	3,119,534	2,648,776	1,275,786
Redeemable Preferred Units	175,000	175,000	—		
Convertible Preferred Stock	337,500	337,500	337,500	337,500	—
Stockholders' Equity	1,183,386	938,418	927,758	885,707	498,505

(1) Funds from Operations (as defined below) does not represent cash flow from operations as defined by Generally Accepted Accounting Principles ("GAAP") and is not necessarily indicative of cash available to fund all cash requirements.

FUNDS FROM OPERATIONS

Funds from Operations is used by the real estate industry and investment community as a primary measure of the performance of real estate companies. As revised in October 1999, the National Association of Real Estate Investment Trusts ("NAREIT") defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In calculating its Funds from Operations, the Company also excluded $66,000 of network discontinuance costs recognized in 2001. The Company's Funds from Operations may not be directly comparable to similarly titled measures reported by other real estate investment trusts. Funds from Operations does not represent cash flow from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions. In accordance with past practices and consistent with current recommendations of NAREIT, the Company has and will continue to provide GAAP earnings and earnings per share information in its periodic reports to investors and the real estate investment community.

RECONCILIATION OF NET INCOME DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO FUNDS FROM OPERATIONS:

	2001	2000	1999
Net income available to common stockholders	$ 67,843	$ 113,481	$ 76,658
Extraordinary items – charges related to early retirement of debt	14,022	—	13,796
Cumulative effect of accounting change	3,334	—	—
Allocations to Operating Partnership unitholders	25,128	43,026	33,058
Net loss (gain) on sales	—	1,005	(4,412)
Depreciation and amortization	200,472	172,787	155,134
Network discontinuance costs	66,000	—	—
Funds From Operations	$ 376,799	$ 330,299	$ 274,234

All references to numbered Notes are to specific footnotes to the Consolidated Financial Statements of the Company included in this Annual Report, which descriptions are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes. Capitalized terms used but not defined in this Management's Discussion and Analysis of Financial Condition and Results of Operations have the same meanings as in such Notes.

FORWARD-LOOKING INFORMATION

This Annual Report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and "should" and variations of these words and similar expressions are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, costs of capital and capital requirements, availability of real estate properties, inability to consummate acquisition opportunities, competition from other companies and venues for the sale/distribution of goods and services, changes in retail rental rates in the Company's markets, shifts in customer demands, tenant bankruptcies or store closures, changes in vacancy rates at the Company's properties, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, changes in applicable laws, rules and regulations (including changes in tax laws), the ability to obtain suitable equity and/or debt financing, and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business.

USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, recoverable amounts of receivables and deferred taxes and amortization periods of deferred costs and intangibles. Actual results could differ from those estimates.

CERTAIN INFORMATION ABOUT THE COMPANY PORTFOLIO

As of December 31, 2001, the Company owned 100% of the fifty-four Wholly-Owned Centers, 50% of the common stock of GGP/Homart, 50% of the membership interests in GGP/Homart II, 51% of the common stock of GGP Ivanhoe, 51% of the common stock of GGP Ivanhoe III and 50% of Quail Springs Mall and Town East Mall. Reference is made to Notes 3 and 4 for a further discussion of such entities owned by the Company. As of December 31, 2001, GGP/Homart owned interests in twenty-three shopping centers, GGP/Homart II owned interests in eight shopping centers, GGP Ivanhoe owned interests in two shopping centers, and GGP Ivanhoe III owned interests in eight shopping centers (collectively, with the Wholly-Owned centers, Quail Springs Mall and Town East Mall, the "Company Portfolio").

As used in this Annual Report, the term "GLA" refers to gross leaseable retail space, including Anchors and mall tenant areas; the term "Mall GLA" refers to gross leaseable retail space, excluding Anchors; the term "Anchor" refers to a department store or other large retail store; the term "Mall Stores" refers to stores (other than Anchors) that are typically specialty retailers who lease space in shopping centers; and the term "Freestanding GLA" means gross leaseable area of freestanding retail stores in locations that are not attached to the primary complex of buildings that comprise a regional mall shopping center.

The Mall Store and Freestanding Store portions of the centers in the Company Portfolio which were not undergoing redevelopment on December 31, 2000 had an occupancy rate of approximately 91% as of such date. On December 31, 2001, the Mall Store and Freestanding Store portions of the centers in the Company Portfolio which were not undergoing redevelopment were also approximately 91% occupied, as overall occupancy percentages which had declined during 2001 recovered to 2000 levels by the end of the year.

Total annualized sales averaged $355 per square foot for the Company Portfolio for the year ended December 31, 2001, approximately equal to the comparable amount for 2000. Comparable Mall Store sales are current sales of those certain tenants that were open during the previous measuring period compared to the sales of those same tenants for the previous measuring period. Therefore, Comparable Mall Store sales in the year ended December 31, 2001 are of those tenants that were also operating for the full year ended December 31, 2000. Comparable Mall Store sales in the year ended December 31, 2001 decreased by 0.8% from the same period in 2000.

The Company Portfolio average Mall Store rent per square foot from leases that expired in the year ended December 31, 2001 was $27.40. The Company Portfolio benefited from increasing rents inasmuch as the average Mall Store rent per square foot on new and renewal leases executed during 2001 was $33.29 or $5.89 per square foot above the average for expiring leases.

RESULTS OF OPERATIONS OF THE COMPANY

GENERAL Company revenues are primarily derived from fixed minimum rents, overage rents and recoveries of operating expenses from tenants. Inasmuch as the Company's financial statements reflect the use of the equity method to account for its investments in GGP/Homart, GGP/Homart II, GGP Ivanhoe, GGP Ivanhoe III, Quail Springs Mall and Town East Mall, the discussion of results of operations which follows relates primarily to the revenues and expenses of the Wholly-Owned Centers and GGMI. In addition, during 1999, the Company opened Rivertown Crossings and purchased interests in the following Wholly-Owned Centers: The Crossroads, Ala Moana, and Baybrook. Also during 1999, the Company contributed its 100% interests in one development project. Stonebriar, as well as three operating properties, Northbrook Court, Natick, and Altamonte to GGP/Homart II, an unconsolidated entity. During April 2000, the Company purchased a 100% interest in Crossroads Center. On January 1, 2001, the Operating Partnership purchased the common stock of GGMI and the preferred stock of GGMI, which was 100% owned by the Operating Partnership, was cancelled. In August 2001, the Company purchased a 100% interest in Tucson Mall. For purposes of the following discussion of the results of operations, the net effect of acquisitions will include the effect of the Rivertown Crossings opening, the effect of the new acquisitions in 1999, 2000 and 2001, the effect of the three operating properties contributed to GGP/Homart II and the consolidation of GGMI's operations in 2001.

COMPARISON OF YEAR ENDED DECEMBER 31, 2001 TO YEAR ENDED DECEMBER 31, 2000
Total revenues for 2001 were $803.7 million, which represents an increase of $104.9 million or approximately 15.0% from $698.8 million in 2000. Approximately $12.8 million or 12.2% of the increase was from properties acquired or developed after January 1, 2000. Minimum rent during 2001 increased $28.6 million or 6.5% from $440 million in 2000 to $468.6 million. The acquisition and development of properties generated a $7.6 million increase in minimum rents.

Expansion space, specialty leasing and a combination of occupancy and rental charges at the comparable centers accounted for the remaining increase in minimum rents. Tenant recoveries increased by $8.4 million or 3.9% from $213.5 million in 2000 to $221.9 million in 2001. The increase in tenant recoveries was generated by a combination of new acquisitions and increased recoverable operating costs at the comparable centers. Overage rents decreased $5.8 million or 20.3 % from $28.6 million in 2000 to $22.8 million in 2001. The majority of the decline in overage rents is due to the conversion of overage rent to minimum rent on the releasing of tenant space and due to general economic conditions as discussed below. Fees for 2001 increased $ 70.3 million or 1004.3% from $7.0 million in 2000 to $77.3 million in 2001. The increase was primarily generated by the acquisition of GGMI as described above and in Notes 1 and 4.

Total operating expenses, including depreciation and amortization, increased by approximately 46.6% or $161.3 million, from $345.9 million in 2000 to $507.2 million in 2001. Part of the increase in total operating expenses was attributable to the $66 million provision for the discontinuance of the Company's Network Services development activities as more fully described in Note 11. The Company's Network Services development activities was an effort to create for retailers a suite of broadband applications to support retail tenant operations, on-line sales, and private wide area network services to be delivered by the Broadband System as discussed below. The Network Services development activities were discontinued on June 29, 2001, resulting in a charge to operations of $65 million in the three months ended June 30, 2001, which represented the Company's entire investment in the Network Services development activities. The Company incurred $1 million of net incremental discontinuance costs in the three months ended September 30, 2001 related primarily to payroll and severance costs and expects that any net additional costs related to the discontinuance of the Network Services development activities will not be significant. Depreciation expense increased by approximately $25.7 million, primarily due to increased depreciation on property additions including Broadband System additions which have shorter depreciable lives. An increase of $65.9 million was attributable to the consolidation of GGMI as described above and in Notes 1 and 4. The increase in total operating expenses from the new acquisitions described above consists primarily of approximately $1.2 million of real estate taxes, $3.2 million of property operating costs, and $2.7 million of depreciation and amortization.

Interest income decreased approximately $7.8 million or 62.4% from $12.5 million in 2000 to $4.7 million in 2001. The note receivable from GGMI generated $6.8 million of interest income in 2000, whereas no such interest income was recognized in 2001 due to the consolidation of GGMI in 2001 as discussed above. The corresponding interest expense incurred by GGMI in 2000 was reflected as a component of the equity in the income (loss) of GGMI.

Interest expense decreased by $10.8 million or 4.8% from $225.1 million in 2000 to $214.3 million in 2001. Declines in effective interest rates, partially offset by the effect of acquisitions, were the major source of such interest expense decreases.

Equity in income (loss) of unconsolidated affiliates during 2001 increased by $13.6 million to $63.6 million from $50.0 million in 2000. GGP/Homart II accounted for an increase of approximately $4 million primarily due to the declines in interest rates in 2001 and the acquisition of Willowbrook Mall in March 2001 by GGP/Homart II. The Company's ownership interest in GGMI resulted in a increase of $1.6 million due to the consolidation of GGMI in 2001.

Extraordinary items were approximately $14.0 million in 2001, primarily due to the refinancing of debt (see also Note 5) as a result of the GGP MPTC financing and the 2001 Offering (as discussed below and in Note 1).

COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

Total revenues for 2000 were $698.8 million, which represents an increase of $86.5 million or approximately 14.1% from $612.3 million in 1999. Approximately $46.5 million or 53.8% of the increase was from properties acquired or developed after July 30, 1999. Minimum rent during 2000 increased $52.5 million or 13.5% from $387.5 million in 1999 to $440 million. The acquisition and development of properties generated a $27.9 million increase in minimum rents. Expansion space, specialty leasing and a combination of occupancy, rental charges and allowance reserve adjustments at the comparable centers accounted for the remaining increase in minimum rents. Tenant recoveries increased by $32.9 million or 18.2% from $180.6 million to $213.5 million in 2000. The increase in tenant recoveries was generated by a combination of new acquisitions and increased recoverable operating costs at the comparable centers. Overage rents increased $1.6 million or 5.9% from $27.0 million in 1999 to $28.6 million in 2000 as a result of the acquisition of new properties and improved performance at the comparable centers. Fees for 2000 increased $1.6 million or 29.6% from $5.4 million in 1999 to $7.0 million in 2000. The fee revenue was primarily generated by asset management services performed for GGP/Homart and GGP/Homart II.

Total operating expenses, including depreciation and amortization, increased by approximately 10% or $31.5 million, from $314.4 million in 1999 to $345.9 million in 2000. The majority of the increase in total operating expenses was attributable to properties acquired and developed in 1999 and 2000. The increase in total operating expenses from the new properties consists primarily of approximately $3.6 million of real estate taxes, $9.9 million of property operating costs, and $6.0 million of depreciation and amortization.

Interest expense increased by $34.5 million or 18.1% from $190.6 million in 1999 to $225.1 million in 2000, substantially all due to indebtedness incurred in connection with the acquisition of new properties in 1999 and 2000. The note receivable from GGMI generated $6.8 million of interest income in 2000, a decrease of $4.6 million from $11.4 million in 1999.

Equity in income (loss) of unconsolidated affiliates during 2000 increased by $30.3 million to $50.0 million from $19.7 million in 1999. GGP/Homart II accounted for an increase of approximately $19.0 million. The Company's ownership interest in GGMI resulted in a increase of $11.1 million over 1999.

LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY

As of December 31, 2001, the Company held approximately $160.8 million of unrestricted cash and cash equivalents and approximately $155.1 million of marketable securities. As described in Note 1, such marketable securities represent a portion of the certificates issued through the GGP MPTC financing (Note 5) and are secured by 28 properties included in the Company Portfolio. The Company uses operating cash flow as the principal source of internal funding for short-term liquidity and capital needs such as tenant construction allowances and minor improvements made to individual properties that are not recoverable through common area maintenance charges to tenants. The Company continues to explore potential long-term investment alternatives such as acquisitions, new development, expansions and major renovation programs at individual centers. These long-term investments may require external sources of long-term liquidity such as construction loans, mini-permanent loans, long-term project financing, joint venture financing with institutional partners, additional Operating Partnership level or Company level equity securities, unsecured Company level debt or secured loans collateralized by individual shopping centers. In addition, the Company considers its Unconsolidated Real Estate Affiliates as potential sources of short and long-term liquidity. In such regard, the Company has borrowed approximately $95 million from GGP/Homart and GGP/Homart II (bearing interest at 5.5% per annum and due March 30, 2003).

At December 31, 2001, the Company had borrowed $207 million on its Term Loan which matures on July 31, 2003. Further, during December 2001, the Company issued 9,200,000 shares of Common Stock in a public offering (the "2001 Offering") (Note 1) which resulted in net proceeds to the Company of approximately $345 million. In addition, in order to maintain its access to the public equity and debt markets, the Company has a currently effective shelf registration statement under which up to an additional $2 billion in equity or debt securities could be issued from time to time. The Company also believes it could obtain, if necessary, revolving credit facilities similar to those which were fully repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing.

As of December 31, 2001, the Company had consolidated debt of approximately $3,398 million, of which approximately (after the effect of certain interest rate swap agreements described below) $2,906 million is comprised of debt bearing interest at fixed rates, with the remaining approximately $492 million bearing interest at variable rates. In addition, the Company's pro rata share of the debt of the Unconsolidated Real Estate Affiliates was approximately $1,610.6 million, of which approximately (after the effect of certain interest rate swap agreements) $1,180.7 million is comprised of debt bearing interest at a fixed rate, with the remaining approximately $429.9 million bearing interest at variable rates. Except in instances where certain Wholly-Owned Centers are cross-collateralized with the Unconsolidated Centers, the Company has not otherwise guaranteed the debt of the Unconsolidated Real Estate Affiliates. Reference is made to Note 5 and Items 2 and 7A of the Company's Annual Report on Form 10-K for additional information regarding the Company's debt and the potential impact on the Company of interest rate fluctuations.

The following summarizes certain significant investment and financing transactions of the Company currently planned or completed since December 31, 2000:

In January 2001, GGMI borrowed $37.5 million under a new revolving line of credit obtained by GGMI. The interest rate per annum with respect to any borrowings varied from LIBOR plus 100 to 190 basis points depending on the Company's average leverage ratio and the revolving line of credit had been scheduled to mature in July 2003. All borrowings under the line of credit were fully repaid in December 2001 from a portion of the proceeds of the GGP MPTC financing and the revolving line of credit was terminated.

In March 2001, the Company obtained a $65 million redevelopment loan collateralized by Eden Prairie Mall. The new loan had an initial draw of approximately $19.4 million, required monthly payments of interest at a rate of LIBOR plus 190 basis points and was fully repaid in December 2001 from a portion of the proceeds of the 2001 Offering.

In March 2001, the Company obtained a $115 million non-recourse mortgage loan collateralized by Capital Mall, Greenwood Mall, and Gateway Mall. The new mortgage loan bears interest at a rate of 7.28% per annum, requires monthly payments of principal and interest and matures in April 2011.

During June 2001, the Company refinanced the $110 million construction loan collateralized by the Rivertown Crossings Mall which was scheduled to mature on June 30, 2001. The new $130 million non-recourse mortgage loan bears interest at 7.54% per annum and matures in July 2011.

During June 2001, the Company refinanced Northridge Fashion Center, one of the nine malls which had collateralized the GGP-Ivanhoe CMBS. The outstanding principal amount of the GGP-Ivanhoe CMBS was reduced by approximately $132.5 million with the proceeds of a new long-term mortgage loan. The new $140 million non-recourse mortgage loan provides for monthly payments of principal and interest at a rate per annum of 7.24% and matures July 1, 2011.

In August 2001, the Company acquired the Tucson Mall which was financed primarily by a new $150 million collateralized short-term acquisition loan. The new loan bore interest at LIBOR plus 95 basis points and was scheduled to mature in December 2001. The loan was refinanced in December 2001 with a portion of the proceeds of the GGP MPTC financing described below.

During August 2001, the Company refinanced Bayshore Mall with a long-term fixed rate mortgage loan. The $34.3 million new non-recourse mortgage loan bears interest at 7.13% per annum and matures in September 2011.

In October 2001, the Company refinanced the debt collateralized by the Century Plaza, Eagle Ridge and Knollwood Malls (with a previous outstanding aggregate balance of approximately $66.5 million). The new $90 million bridge loan bore interest at a rate per annum equal to LIBOR plus 210 basis points and was scheduled to mature on February 1, 2002. The bridge loan was repaid in December 2001 from a portion of the proceeds of the 2001 Offering.

In December 2001, the Operating Partnership and certain Unconsolidated Real Estate Affiliates completed the placement of $2,550 million of non-recourse commercial mortgage pass-through certificates through the GGP MPTC financing as more fully described in Note 5. The certificates are comprised of 36 and 51 month variable rate securities (before extension options) and 5 year fixed rate securities. This new financing is collateralized by a portfolio of 28 properties, including 19 malls that are owned by GGP/Homart, GPP/Homart II or GGP Ivanhoe III. The GGP MPTC financing replaced the GGP-Ivanhoe CMBS, the Ala Moana CMBS, a CMBS loan collateralized by a portfolio of ten properties owned by GGP/Homart or GGP/Homart II and certain other individual property mortgages. The original principal amount of the GGP MPTC was comprised of $1,235 million attributed to the Operating Partnership, $900 million to GGP/Homart and GGP/Homart II and $415 million to GGP Ivanhoe III. The interest rates on approximately $666.9 million of the consolidated variable rate securities were fixed by interest rate swaps which effectively limit the rate on such debt to a current weighted average annual rate of 4.85%. Approximately $575 million of such swap agreements are with independent financial services firms and approximately $91.9 million is with GGP Ivanhoe III to provide Ivanhoe with only variable rate debt. The interest rates on an additional $475 million of variable rate debt collateralized by properties owned by the GGP/Homart and GGP/Homart II joint ventures were fixed by interest rate swaps which effectively limit the rate on such debt to a current weighted average annual rate of 4.83%. The financing provided approximately $470 million of excess proceeds (including amounts attributed to GGP/Homart, GGP/Homart II and GGP Ivanhoe III). Approximately $95 million of the attributed proceeds to GGP/Homart and GGP/Homart II were loaned to the Operating Partnership as described in Note 5. Such proceeds were used to repay other short-term borrowings, interim financing, acquire certain marketable securities described above and provide for additional liquidity needs.

In December 2001, General Growth completed the 2001 Offering as more fully described in Note 1. General Growth received net proceeds of approximately $345 million from the sale of 9,200,000 shares of Common Stock which were utilized to reduce existing indebtedness and increase working capital.

On March 3, 2002, the Company entered into a definitive merger agreement with JP Realty, Inc. ("JP Realty"), a publicly held real estate investment trust and its operating partnership subsidiary, Price Development Company, Limited Partnership ("PDC"). The total acquisition price of JP Realty will be approximately $1,100 million which includes assumption of approximately $460 million in existing debt and approximately $116 million of existing preferred operating units. Pursuant to the terms of the merger agreement, each outstanding share of JP Realty common stock will be converted into $26.10 in cash. Holders of common units of partnership interest PDC will receive $26.10 per unit in cash or, at the election of the holder, .522 units of 8.5% Series B convertible preferred partnership units of the Operating Partnership (convertible to Common Stock based on a conversion price of $50 per share). JP Realty owns or has an interest in 50 properties, including 18-enclosed regional mall centers, 25 anchored community centers, one free standing retail property and 6 mixed-use commercial/business properties, containing an aggregate of over 15.1 million square feet of GLA in 10 western states. The transaction is scheduled to close in the second quarter of 2002 and is subject to certain closing conditions including approval by the stockholders of JP Realty.

In addition, certain Unconsolidated Real Estate Affiliates completed significant investment and financing transitions since December 31, 2000 as summarized as follows:

During March 2001, GGP/Homart II closed on a new $125 million non-recourse mortgage loan collateralized by Stonebriar Centre. The new loan (the principal balance of which was increased to $135 million in August 2001) bears interest at LIBOR plus 75 basis points per annum and matures October 2003 (assuming all no cost extension options available are exercised). Approximately $80 million of the proceeds was advanced to GGP/Homart at March 31, 2001 to repay other GGP/Homart mortgage debt and the majority of the remainder was utilized to fund the cash portion of the March, 2001 purchase of the Willowbrook Mall in Houston, Texas as discussed in Note 4. The balance of the $145 million purchase price of Willowbrook Mall was financed by a $102 million non-recourse mortgage loan which bears interest at 6.93% per annum and matures in April 2011.

In April 2001, GGP/Homart closed on a new $90 million non-recourse mortgage loan collateralized by Vista Ridge Mall. The new mortgage loan refinanced the approximately $69.3 million allocated to the Vista Ridge Mall portion of GGP/Homart pooled financing. The new mortgage loan bears interest at a rate of 6.87% per annum, requires monthly payments of principal and interest and matures in April 2011.

In July 2001, GGP/Homart obtained a new $100 million redevelopment loan collateralized by Brass Mill Center and Commons. The new loan bore interest at LIBOR plus 162.5 basis points and was scheduled to mature in July 2003. This loan was refinanced in December 2001 with a portion of the proceeds of the GGP MPTC financing described below.

In August 2001, GGP/Homart II refinanced Northbrook Court. The new fixed-rate $98 million non-recourse loan repaid the $74 million allocated to the Northbrook Court portion of the GGP/Homart II pooled financing. The new loan provides for monthly payments of principal and interest at a rate of 7.15% per annum and is scheduled to mature in September 2011.

In September 2001, GGP/Homart refinanced the mortgage loan collateralized by Arrowhead Towne Center with a new non-recourse mortgage loan securing two promissory notes, one in the amount of $75 million and the other in the amount of $10 million. The non-recourse notes are identical, other than the amounts, and bear interest at 6.9% per annum and mature in October 2011.

In November 2001, GGP/Homart repaid the $35 million mortgage loan collateralized by the Moreno Valley Mall. This repayment was financed by current working capital which was replaced in December 2001 by a portion of the proceeds of the GGP MPTC financing described below.

None of the Company's consolidated debt is scheduled to mature in 2002 and approximately $282 million of consolidated debt is scheduled to mature in 2003. In addition, the Unconsolidated Real Estate Affiliates have certain mortgage loans maturing in 2002 (the Company's pro rata share of which is approximately $179.7 million). Although agreements to refinance all of such indebtedness have not yet been reached, the Company anticipates that all of its debt will be repaid on a timely basis. Other than as described above or in conjunction with possible future acquisitions, there are no current plans to incur additional debt, increase the amounts available under the Term Loan or raise equity capital. If additional capital is required, the Company believes that it can increase the amounts available under the Term Loan, obtain new revolving credit facilities, obtain an interim bank loan, obtain additional mortgage financing on under-leveraged or unencumbered assets, enter into new joint venture partnership arrangements or raise additional debt or equity capital. However, there can be no assurance that the Company can obtain such financing on satisfactory terms. The Company will continue to monitor its capital structure, investigate potential investments or joint venture partnership arrangements and purchase additional properties if they can be acquired and financed on terms that the Company reasonably believes will enhance long-term stockholder value. When property operating cash flow has been increased, the Company anticipates the refinancing of portions of its long-term floating rate debt with pooled or property-specific, non-recourse fixed-rate mortgage financing.

Net cash provided by operating activities was $207.1 million in 2001, a decrease of $73 million from $280.1 million in the same period in 2000. Net income before gain on sales, extraordinary items and cumulative effect of accounting change decreased $28.2 million, which was primarily due to the $66 million provision for the discontinuance of the Network Services development activities as described above.

Net cash provided by operating activities was $287.1 million in 2000, an increase of $81.4 million from $205.7 million in the same period in 1999. Net income before gain on sales, extraordinary items and cumulative affect of acquiring change increased $27.4 million, which was primarily due to earnings attributable to properties acquired in 2000 and 1999.

SUMMARY OF INVESTING ACTIVITIES

Net cash used by investing activities in 2001 was $367.4 million, compared to a use of $349.9 million in 2000. Cash flow from investing activities was affected by the timing of acquisitions, development and improvements to real estate properties, requiring a use of cash of approximately $338.2 million in 2001 compared to $286.7 million in 2000. In addition, approximately $155.1 million of the use of cash for investing activities was the purchase of the marketable securities discussed in Note 1.

Net cash used by investing activities was $356.9 million in 2000 compared to $1,238.3 million of cash used in 1999. Cash flow from investing activities was impacted by acquisitions, development and improvements to real estate properties, which utilized cash of approximately $286.7 million in 2000 and $1,248.4 million in 1999 due to fewer acquisitions of investment property in 2000 as compared to 1999.

SUMMARY OF FINANCING ACTIVITIES

Financing activities provided cash of $293.8 million in 2001, compared to $71.4 million in 2000. The 2001 Offering resulted in net proceeds of approximately $345 million which, as described in Note 1, was utilized to reduce outstanding indebtedness and provide for additional working capital. An additional significant contribution of cash from financing activity was financing from mortgages and acquisition debt, which had a positive impact of $2,138 million in 2001 versus approximately $360 million in 2000. The majority of such financing was attributable to the GGP MPTC financing described above. The additional financing was used to repay existing indebtedness and to fund the acquisitions and redevelopment of real estate as discussed above. The remaining uses of cash consisted primarily of increased distributions (including dividends paid to preferred stockholders in 2001 and 2000).

Financing activities in 2000 provided $71.4 million of cash compared to a $1,038.5 million source of cash flow in 1999. The proceeds from the issuance of the preferred units of membership interest provided approximately $170.6 million of cash from financing activities in 2000. The majority of the cash flow from financing activities in 1999 were from the $1,736.1 million of proceeds of mortgage and other notes payable. Distributions to common stockholders and the minority interests in the Operating Partnership were $152.5 million in 2000 compared to $120.8 million in 1999. The increase in distributions is due to the increased distribution rate on the Common Stock and Operating Partnership Units during 2000 compared to 1999 as well as the issuance of the preferred units of membership interest as discussed above and in Note 1.

REIT REQUIREMENTS

In order to remain qualified as a real estate investment trust for federal income tax purposes, the Company must distribute, among other things, at least 90% of its ordinary taxable income to stockholders and distribute to stockholders, or pay tax on, 100% of capital gains. The following factors, among others, will affect operating cash flow and, accordingly, influence the decisions of the Board of Directors regarding distributions: (i) scheduled increases in base rents of existing leases; (ii) changes in minimum base rents and/or percentage rents attributable to replacement of existing leases with new or renewal leases; (iii) changes in occupancy rates at existing centers and procurement of leases for newly developed centers; and (iv) the Company's share of operating cash flow generated by the Unconsolidated Joint Ventures, to the extent distributed to the Company, less oversight costs and debt service on additional loans that have been or will be incurred to finance Company acquisitions. The Company anticipates that its operating cash flow, and potential new debt or equity from future offerings, new financings or refinancings will provide adequate liquidity to conduct its operations, fund general and administrative expenses, fund operating costs and interest payments and allow distributions to the Company's preferred and common stockholders in accordance with the requirements of the Code for continued qualification as a real estate investment trust and to avoid any Company level federal income or excise tax.

On January 1, 2001 the REIT provisions of the Tax Relief Extension Act of 1999 became effective. Among other things, the law permits a REIT to own up to 100% of the stock of a Taxable REIT Subsidiary ("TRS"). A TRS, which must pay corporate income tax, can provide services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. Accordingly, on January 1, 2001 the Operating Partnership acquired for nominal cash consideration 100% of the common stock of GGMI and has elected in 2001 to have GGMI treated as a TRS. In connection with the acquisition, the GGMI preferred stock owned by the Operating Partnership was cancelled and approximately $40 million of the outstanding loans owed by GGMI to the Operating Partnership contributed to the capital of GGMI. The Operating Partnership and GGMI concurrently terminated the management contracts for the Wholly-Owned Centers as the management activities would thereafter be performed directly by the Company. GGMI has continued to manage, lease, and perform various other services for the Unconsolidated Centers and other properties owned by unaffiliated third parties.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

As more fully described in Note 13, certain accounting pronouncements were issued in 2001, which either became effective in 2001 or will become effective in subsequent years. The Company does not expect the application of such new pronouncements to have a significant impact on its consolidated results of operations. However, the Company has over the past six months experienced a significant increase in its stock price. Pursuant to Interpretation 44 as more fully described in Note 13, certain options granted under the 1998 Incentive Plan (Note 9) may vest in 2002 which would cause the recognition of approximately $5.3 million of additional compensation cost in 2002.

ECONOMIC CONDITIONS

Inflation has been relatively low and has not had a significant detrimental impact on the Company. Should inflation rates increase in the future, substantially all of the Company's tenant leases contain provisions designed to partially mitigate the negative impact of inflation. Such provisions include clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases expire each year which may enable the Company to replace or renew expiring leases with new leases at higher base and/or percentage rents, if rents under the expiring leases are below the then-existing market rates. Finally, many of the existing leases require the tenants to pay all or substantially all of their share of certain operating expenses, including common area maintenance, real estate taxes and insurance, thereby partially reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

Inflation also poses a potential threat to the Company due to the possibility of future increases in interest rates. Such increases would adversely impact the Company due to the amount of its outstanding floating rate debt. However, in recent years, the Company's ratio of interest expense to cash flow has continued to decrease. Therefore, the relative risk the Company bears due to interest expense exposure has been declining. In addition, the Company has limited its exposure to interest rate increases on a portion of its floating rate debt by arranging interest rate cap and swap agreements as described below. Finally, subject to current market conditions, the Company has a policy of replacing variable rate debt with fixed rate debt. (See Note 5).

During 2000 and 2001, the retail sector was experiencing declining growth due to layoffs, eroding consumer confidence, falling stock prices and, most recently, the September 11th attacks. Although the 2001 holiday season was generally stronger than economist predictions, the retail sector and the economy as a whole remains weak. Such reversals or reductions in the retail market adversely impacts the Company as demand for leasable space is reduced and rents computed as a percentage of tenant sales declines. In addition, a number of local, regional and national retailers, including tenants of the Company, have voluntarily closed their stores or filed for bankruptcy protection during the last few years. Most of the bankrupt retailers reorganized their operations and/or sold stores to stronger operators. Although some leases were terminated pursuant to the lease cancellation rights afforded by the bankruptcy laws, the impact on Company earnings was negligible. Over the last three years, the provision for doubtful accounts has averaged only $3.3 million per year, which represents less than 1% of average total revenues of $704.9 million. In addition, the Company historically has generally been successful in finding new uses or tenants for retail locations that are vacated either as a result of voluntary store closing or bankruptcy proceedings. Therefore, the Company does not expect these store closings or bankruptcy reorganizations to have a material impact on its consolidated financial results of operations.

The Company and its affiliates currently have interests in 97 operating shopping centers in the United States. The Portfolio Centers are diversified both geographically and by property type (both major and middle market properties) and this may mitigate the impact of a potential economic downturn at a particular property or in a particular region of the country.

The shopping center business is seasonal in nature. Mall stores typically achieve higher sales levels during the fourth quarter because of the holiday selling season. Although the Company has a year-long temporary leasing program, a significant portion of the rents received from short-term tenants are collected during the months of November and December. Thus, occupancy levels and revenue production are generally highest in the fourth quarter of each year and lower during the first and second quarters of each year.

The Internet and electronic retailing are growing at significant rates. Although the amount of retail sales conducted solely via the Internet is expected to rise in the future, the Company believes that traditional retailing and "e-tailing" will converge such that the regional mall will continue to be a vital part of the overall mix of shopping alternatives for the consumer.

In order to enhance the value and competitiveness of its properties through technology, the Company has installed a broadband wiring and routing system that provides tenants at its properties with the supporting equipment to allow tenants and mall locations to arrange high-speed cable access to the Internet (the "Broadband System") as more fully discussed in Note 11. The Company has made a cumulative investment of approximately $67.7 million in the Broadband System as of December 31, 2001, which has been reflected in buildings and equipment and investments in Unconsolidated Real Estate Affiliates in the accompanying consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any transactions using derivative commodity instruments. The Company is subject to market risk associated with changes in interest rates. Interest rate exposure is principally limited to the $1,158.7 million of debt of the Company outstanding at December 31, 2001 that is priced at interest rates that vary with the market. However, approximately $666.9 million of such floating rate consolidated debt is comprised of non-recourse commercial mortgage-backed securities which are subject to interest rate swap agreements, the effect of which is to fix the interest rate the Company would be required to pay on such debt to approximately 4.85% per annum. Therefore, a 25 basis point movement in the interest rate on the remaining $492 million of variable rate debt would result in an approximately $1.2 million annualized increase or decrease in consolidated interest expense and cash flows. The remaining debt is fixed rate debt. In addition, the Company is subject to interest rate exposure as a result of the variable rate debt collateralized by the Unconsolidated Real Estate Affiliates for which similar interest rate swap agreements have not been obtained. The Company's share (based on the Company's respective equity ownership interests in the Unconsolidated Real Estate Affiliates) of such variable rate debt was approximately $430 million. A similar 25 basis point annualized movement in the interest rate on the variable rate debt of the Unconsolidated Real Estate Affiliates would result in an approximately $1.1 million annualized increase or decrease in the Company's equity in the income and cash flows from the Unconsolidated Real Estate Affiliates. The Company is further subject to interest rate risk with respect to its fixed rate financing in that changes in interest rates will impact the fair value of the Company's fixed rate financing. The Company has an ongoing program of refinancing its consolidated and unconsolidated variable and fixed rate debt and believes that this program allows it to vary its ratio of fixed to variable rate debt and to stagger its debt maturities to respond to changing market rate conditions. Reference is made to Item 2 above and Note 5 for additional debt information. The Company is further subject to market risk associated with changes in interest rates with respect to its $155.1 million investment in marketable securities. A similar 25 basis point movement in interest rates would result in an approximately $0.4 million annualized increase or decrease in interest income and cash flow.

**BOARD OF DIRECTORS AND STOCKHOLDERS
GENERAL GROWTH PROPERTIES, INC.**

We have audited the accompanying consolidated balance sheet of General Growth Properties, Inc. (the "Company") as of December 31, 2001, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C., the Company's investments in which are accounted for by use of the equity method. The Company's equity of $223,650,000 in GGP/Homart, Inc.'s net assets and $134,453,000 in GGP/Homart II L.L.C.'s net assets as of December 31, 2001 and of $21,822,000 and $23,995,000 in GGP/Homart, Inc.'s net income and GGP/Homart II L.L.C.'s net income, respectively, for the year then ended are included in the accompanying consolidated financial statements. The consolidated financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C. were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors. The consolidated financial statements of the Company for the years ended December 31, 2000 and 1999 were audited by other auditors whose report, dated February 6, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of General Growth Properties, Inc. at December 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois • February 6, 2002
(March 3, 2002 as to Note 15)

ASSETS	December 31, 2001	December 31, 2000
Investment in real estate:		
Land	$ 649,312	$ 649,160
Buildings and equipment	4,379,143	3,906,114
Less accumulated depreciation	(624,986)	(488,130)
Developments in progress	57,436	121,466
Net property and equipment	4,460,905	4,188,610
Investment in and loans from Unconsolidated Real Estate Affiliates	617,677	762,726
Net investment in real estate	5,078,582	4,951,336
Cash and cash equivalents	160,755	27,229
Marketable Securities	155,103	
Tenant accounts receivable, net	93,043	96,157
Deferred expenses, net	100,313	105,534
Investment in and note receivable from General Growth Management, Inc.	—	66,079
Prepaid expenses and other assets	59,011	37,769
	$ 5,646,807	$ 5,284,104
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes and other debt payable	$ 3,398,207	$ 3,244,126
Distributions payable	62,368	47,509
Network discontinuance reserve	5,161	—
Accounts payable and accrued expenses	104,826	186,393
	3,570,562	3,478,028
Minority interest:		
Redeemable Preferred Units	175,000	175,000
Common Units	380,359	355,158
	555,359	530,158
Commitments and contingencies	—	—
Preferred Stock: $100 par value; 5,000,000 shares authorized; 345,000 designated as PIERS (Note 1) which are convertible and carry a $1,000 liquidation value, 337,500 of which were issued and outstanding at December 31, 2001 and 2000	337,500	337,500
Stockholders' Equity:		
Common stock: $.10 par value; 210,000,000 shares authorized; 61,923,932 and 52,281,259 shares issued and outstanding as of December 31, 2001 and 2000, respectively	6,192	5,228
Additional paid-in capital	1,523,213	1,210,261
Retained earnings (deficit)	(328,349)	(266,085)
Notes receivable-common stock purchase	(19,890)	(9,449)
Accumulated other comprehensive gains (losses)	2,220	(1,537)
Total stockholders' equity	1,183,386	938,418
	$ 5,646,807	$ 5,284,104

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,		
	2001	2000	1999
Revenues:			
Minimum rents	$ 468,617	$ 439,981	$ 387,547
Tenant recoveries	221,850	213,502	180,584
Overage rents	22,849	28,626	27,011
Fees *	77,344	7,017	5,405
Other	13,049	9,641	11,795
Total revenues	803,709	698,767	612,342
Operating expenses:			
Real estate taxes	52,200	49,447	45,572
Management fees to affiliate	—	4,439	6,612
Property operating	234,235	163,972	143,622
Provision for doubtful accounts	3,402	2,025	4,425
General and administrative	6,006	6,361	5,867
Depreciation and amortization	145,352	119,663	108,272
Network discontinuance costs	66,000	—	—
Total operating expenses	507,195	345,897	314,360
Operating income	296,514	352,870	297,982
Interest income	4,655	12,452	16,482
Interest expense	(214,277)	(225,101)	(190,586)
(Income) loss allocated to minority interests	(40,792)	(52,380)	(33,058)
Equity in income (loss) of unconsolidated affiliates	63,566	50,063	19,689
Income (loss) before gain on sales, extraordinary items and cumulative effect of accounting change	109,666	137,904	110,509
Gain on sales	—	44	4,412
Income (loss) before extraordinary items and cumulative effect of accounting change	109,666	137,948	114,921
Extraordinary items	(14,022)	—	(13,796)
Cumulative effect of accounting change	(3,334)	—	—
Net income (loss)	92,310	137,948	101,125
Convertible Preferred Stock Dividends	(24,467)	(24,467)	(24,467)
Net income (loss) available to common stockholders	$ 67,843	$ 113,481	$ 76,658
Earnings (loss) before extraordinary items and cumulative effect of accounting change per share-basic	$ 1.61	$ 2.18	$ 1.97
Earnings (loss) before extraordinary items and cumulative effect of accounting change per share-diluted	$ 1.61	$ 2.18	$ 1.96
Earnings (loss) per share-basic	$ 1.28	$ 2.18	$ 1.67
Earnings (loss) per share-diluted	$ 1.28	$ 2.18	$ 1.66
Net income (loss)	$ 92,310	$ 137,948	$ 101,125
Other comprehensive income (loss):			
Net unrealized gains (losses) on financial instruments, net of minority interest	2,389	—	—
Equity in unrealized income (loss) on available-for-sale securities of unconsolidated affiliate, net of minority interest	1,368	177	(1,714)
Comprehensive income (loss)	$ 96,067	$ 138,125	$ 99,411

* Including $45,079, $6,967, and $5,362, respectively from Unconsolidated Real Estate Affiliates.

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Employee Stock Loans	Other Comprehensive Gains/(Losses)	Total Stockholders Equity
Balance, December 31, 1998	39,000,972	$ 3,900	$ 843,238	$ (258,267)	$ (3,164)	$ —	$ 585,707
Net income				101,125			101,125
Cash distributions declared ($1.98 per share)				(90,590)			(90,590)
Convertible Preferred Stock Dividends				(24,467)			(24,467)
Issuance of common stock, net of $1,929 of issuance costs	10,000,000	1,000	329,296				330,296
Exercise of stock options, net of employee stock loans	60,000	6	1,134		(380)		760
Reduction in employee stock loans							
Conversion of operating partnership units to common stock					124		124
Conversion of interests in GGP/Homart to Common Stock	2,603,291	261	90,252				90,513
Conversion of operating partnership units to common stock	33,162	3	519				522
Other comprehensive loss of unconsolidated affiliate						(1,714)	(1,714)
Adjustment for minority interest in operating partnership			(64,518)				(64,518)
Balance, December 31, 1999	51,697,425	5,170	1,199,921	(272,199)	(3,420)	(1,714)	927,758
Net income				137,948			137,948
Cash distributions declared ($2.06 per share)				(107,367)			(107,367)
Convertible Preferred Stock Dividends				(24,467)			(24,467)
RPU issuance costs			(4,375)				(4,375)
Conversion of operating partnership units to common stock	212,050	21	5,490				5,511
Issuance of Common Stock, net of employee stock option loans	371,784	37	10,666		(6,029)		4,674
Other comprehensive gains of unconsolidated affiliate						177	177
Adjustment for minority interest in operating partnership			(1,441)				(1,441)

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	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Employee Stock Loans	Other Comprehensive Gains/ (Losses)	Total Stockholders' Equity
	Shares	Amount					
Balance, December 31, 2000	52,281,259	$ 5,228	$1,210,261	$(266,085)	$ (9,449)	$ (1,537)	$ 938,418
Net income				92,310			92,310
Cash distributions declared ($2.36 per share)				(130,107)			(130,107)
Convertible Preferred Stock Dividends				(24,467)			(24,467)
Conversion of operating partnership units to common stock	21,212	2	575				577
Issuance of Common Stock, net of employee stock option loans	9,621,461	962	357,824		(10,441)		348,345
Other comprehensive gains						3,757	3,757
Adjustment for minority interest in operating partnership			(45,447)				(45,447)
Balance, December 31, 2001	61,923,932	$ 6,192	$1,523,213	$(328,349)	$ (19,890)	$ 2,220	$1,183,386

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net Income	$ 92,310	$ 137,948	$ 101,125
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests	40,792	52,380	33,058
Extraordinary items	14,022	—	10,454
Cumulative effect of accounting change	3,334	—	—
Equity in net income of unconsolidated affiliates	(63,566)	(50,083)	(19,689)
Provision for doubtful accounts	3,402	2,025	4,425
Distributions received from unconsolidated affiliates	59,403	37,523	29,825
Depreciation	128,682	111,457	105,046
Amortization	24,196	15,232	7,828
Gain on sales	—	(44)	(4,412)
Net Changes:			
Tenant accounts receivable	15,810	(14,039)	(26,856)
Prepaid expenses and other assets	(821)	1,550	(9,183)
Increase in deferred expenses	(33,595)	(22,371)	(16,429)
Network discontinuance reserve	5,161	—	—
Accounts payable and accrued expenses	(82,005)	15,525	(9,487)
Net cash provided by (used in) operating activities	207,125	287,103	205,705
Cash flows from investing activities:			
Acquisition/development of real estate and improvements and additions to properties	(338,236)	(286,734)	(1,248,371)
Network and Broadband System additions	(47,037)	—	—
Increase in investments in unconsolidated affiliates	(23,229)	(91,663)	(55,361)
Increase in mortgage notes receivable	—	—	(31,065)
Change in notes receivable from General Growth Management, Inc.	—	(2,406)	6,671
Reduction in employee stock loans	—	—	124
Distributions received from unconsolidated affiliates	101,243	23,889	89,734
Loans from unconsolidated affiliates	94,996	—	—
Increase in investments in marketable securities	(155,103)	—	—
Net cash provided by (used in) investing activities	(367,366)	(356,914)	(1,238,268)
Cash flows from financing activities:			
Cash distributions paid to common stockholders	(117,585)	(109,103)	(82,439)
Cash distributions paid to minority interests	(43,854)	(40,333)	(38,434)
Cash distributions paid to holders of RPU's	(15,663)	(6,091)	—
Payment of dividends on PIERS	(24,467)	(24,467)	(24,467)
Proceeds from sale of common stock, net of issuance costs	348,346	4,674	331,356
Proceeds from issuance of RPU's, net of issuance costs	—	170,625	—
Proceeds from issuance of mortgage and other debt payable	2,137,667	363,301	1,736,372
Principal payments on mortgage notes and other debt payable	(1,983,586)	(282,301)	(867,713)
Increase in deferred expenses	(7,091)	(4,858)	(15,549)
Net cash provided by (used in) financing activities	293,767	71,447	1,038,526
Net change in cash and cash equivalents	133,526	1,636	5,963
Cash and cash equivalents at beginning of period	27,229	25,593	19,630
Cash and cash equivalents at end of period	$ 160,755	$ 27,229	$ 25,593

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	Years ended December 31,		
	2001	2000	1999
Supplemental disclosure of cash flow information:			
Interest paid	$ 211,319	$ 222,711	$ 197,178
Interest capitalized	16,272	17,709	17,166
Non-cash investing and financing activities:			
Common stock issued in exchange for Operating Partnership Units	$ 577	$ 5,511	$ 522
Common stock issued in exchange for GGP/Homart stock	—	—	90,513
Contribution of property, other assets and related debt, net to GGP/Homart II	—	—	224,033
Notes receivable issued for exercised stock options	10,441	7,149	380
Assumption and conversion of notes in conjunction with acquisition of property	8,207	77,657	—
Operating Partnership Units and common stock issued as consideration for purchase of real estate	—	215	—
Penalty on retirement of debt	—	—	8,655
Distributions payable	62,368	47,509	42,695
Acquisition of GGMI	66,079	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1
ORGANIZATION

GENERAL General Growth Properties, Inc., a Delaware corporation ("General Growth"), was formed in 1986 to own and operate regional mall shopping centers. All references to the "Company" in these notes to Consolidated Financial Statements include General Growth and those entities owned or controlled by General Growth (including the Operating Partnership and the LLC as described below), unless the context indicates otherwise. On April 15, 1993, General Growth completed its initial public offering and a business combination involving entities under varying common ownership. Proceeds from the initial public offering were used to acquire a majority interest in GGP Limited Partnership (the "Operating Partnership") which was formed to succeed to substantially all of the interests in regional mall general partnerships owned and controlled by the Company and its original stockholders. The Company conducts substantially all of its business through the Operating Partnership.

During December 2001, General Growth completed a public offering of 9,200,000 shares of Common Stock (the "2001 Offering"). General Growth received net proceeds of approximately $345,000 which was used to reduce outstanding indebtedness and increase working capital.

On January 1, 2001, the Company acquired for nominal cash consideration 100% of the common stock of General Growth Management, Inc. ("GGMI"). In connection with the acquisition, the GGMI preferred stock owned by the Company was cancelled and approximately $40,000 of the outstanding loans owed by GGMI to the Company were contributed to the capital of GGMI. The operations of GGMI have been fully consolidated with the Company as of and for the year ended December 31, 2001. This transaction was accounted for as a purchase. In addition, the Company and GGMI concurrently terminated the management contracts for the Wholly-Owned Centers (as defined below) as the management activities would thereafter be performed directly by the Company. GGMI has continued to manage, lease, and perform various other services for the Unconsolidated Centers (as defined below) and other properties owned by unaffiliated third parties. During 2001, the Company elected that GGMI be treated as a taxable REIT subsidiary (a "TRS") as permitted under the Tax Relief Extension Act of 1999.

Effective January 1, 2000, General Growth established a Dividend Reinvestment and Stock Purchase Plan ("DRSP"). General Growth has reserved for issuance up to 1,000,000 shares of Common Stock for issuance under the DRSP. The DRSP allows, in general, participants in the plan to make purchases of Common Stock from dividends received or additional cash investments. Although the purchase price of the Common Stock is determined by the current market price, the purchases will be made without fees or commissions. General Growth has and will satisfy DRSP Common Stock purchase needs through the issuance of new shares of Common Stock or by repurchases of currently outstanding Common Stock. As of December 31, 2001 an aggregate of 54,981 shares of Common Stock have been issued under the DRSP.

During July 1999, General Growth completed a public offering of 10,000,000 shares of Common Stock (the "1999 Offering"). General Growth received net proceeds of approximately $330,296 of which a portion was used to reduce outstanding loans including certain indebtedness to affiliates of the underwriter of the 1999 Offering. In addition, a portion of the proceeds of the 1999 Offering was used to fund a portion of the purchase price of Ala Moana Center (Note 3).

REDEEMABLE PREFERRED STOCK During June 1998, General Growth completed a public offering of 13,500,000 depositary shares (the "Depositary Shares"), each representing 1/40 of a share of 7.25% Preferred Income Equity Redeemable Stock, Series A, par value $100 per share ("PIERS"). The Depositary Shares are convertible at any time, at the option of the holder, into shares of Common Stock at the conversion price of $39.70 per share of Common Stock. On or after July 15, 2003, General Growth has the option to convert the PIERS and the Depositary Shares at the rate of .6297 shares of Common Stock per Depositary Share if the closing price of the Common Stock exceeds $45.65 per share for 20 trading days within any period of 30 consecutive trading days. In addition, the PIERS have a preference on liquidation of General Growth equal to $1,000 per PIERS (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends, if any, to the liquidation date. The PIERS and the Depositary Shares are subject to mandatory redemption by General Growth on July 15, 2008 at a price of $1,000 per PIERS, plus accrued and unpaid dividends, if any, to the redemption date. Accordingly, the PIERS have been reflected in the accompanying consolidated financial statements at such liquidation or redemption value.

SHAREHOLDER RIGHTS PLAN In November 1998, General Growth adopted a shareholder rights plan (the "Plan"), pursuant to which General Growth declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock outstanding on December 10, 1998 to the shareholders of record on that date. A Right is also attached to subsequently issued share of Common Stock. Prior to becoming exercisable, the Rights trade together with the Common Stock. In general, the Rights will become exercisable if a person or group acquires or announces a tender or exchange offer for 15% or more of the Common Stock. Each Right will initially entitle the holder to purchase from General Growth one one-thousandth of a share of newly-created Series A Junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock"), at an exercise price of $148 per one one-thousandth of a share, subject to adjustment. In the event that a person or group acquires 15% or more of the Common Stock, each Right will entitle the holder (other than the acquirer) to purchase shares of Common Stock (or, in certain circumstances, cash or other securities) having a market value of twice the exercise price of a Right at such time. Under certain circumstances, each Right will entitle the holder (other than the acquirer) to purchase common stock of the acquirer having a market value of twice the exercise price of a Right at such time. In addition, under certain circumstances, the Board of Directors of General Growth may exchange each Right (other than those held by the acquirer) for one share of Common Stock, subject to adjustment. If the Rights become exercisable, holders of units of partnership interest in the Operating Partnership other than General Growth, will receive the number of Rights they would have received if their units had been redeemed and the purchase price paid in Common Stock. The Rights expire on November 18, 2008, unless earlier redeemed by the General Growth Board of Directors for $0.01 per Right or such expiration date is extended.

OPERATING PARTNERSHIP The Operating Partnership commenced operations on April 15, 1993 and as of December 31, 2001, it owned 100% of fifty-four regional shopping centers (the "Wholly-Owned Centers"); 50% of the common stock of GGP/Homart, Inc. ("GGP/Homart"), 50% of the membership interests in GGP/Homart II, L.L.C. ("GGP/Homart II"), 51% of the common stock of GGP Ivanhoe, Inc. ("GGP Ivanhoe"), 51% of the common stock of GGP Ivanhoe III, Inc. ("GGP Ivanhoe III"), 50% of Quail Springs Mall and Town East Mall, and a 50% general partnership interest in Westlake Retail Associates, Ltd. ("Circle T") (collectively, the "Unconsolidated Real Estate Affiliates"), and a 100% common stock interest in GGMI. As of such date, GGP/Homart owned interests in twenty-three shopping centers, GGP/Homart II owned interests in eight shopping centers, GGP Ivanhoe owned 100% of two shopping centers, and GGP Ivanhoe III (through certain wholly-owned subsidiaries) owned 100% of eight shopping centers, collectively, with Quail Springs Mall and Town East Mall, the "Unconsolidated Centers". Circle T is currently developing a regional mall (in Dallas, Texas) and as it is not yet operational has been excluded from the definition of Unconsolidated Centers (see Notes 3 & 4). Together, the Wholly-Owned Centers and the Unconsolidated Centers comprise the "Company Portfolio" or the "Portfolio Centers".

During May 2000, the Operating Partnership formed GGPLP L.L.C., a Delaware limited liability company (the "LLC") by contributing its interest in a portfolio of 44 Wholly-Owned regional shopping centers to the LLC in exchange for all of the common units of membership interest in the LLC. On May 25, 2000, a total of 700,000 redeemable preferred units of membership interest in the LLC (the "RPUs") were issued to an institutional investor by the LLC, which yielded approximately $170,625 in net proceeds to the Company. The net proceeds from the sale of the RPUs were used to repay a portion of the Company's unsecured debt. Holders of the RPUs are entitled to receive cumulative preferential cash distributions per RPU (payable quarterly commencing July 15, 2000) at a per annum rate of 8.95% of the $250 liquidation preference thereof (or $5.59375 per quarter) prior to any distributions by the LLC to the Operating Partnership. Subject to certain limitations, the RPUs may be redeemed at the option of the LLC at any time on or after May 25, 2005 for cash equal to the liquidation preference amount plus accrued and unpaid distributions and may be exchanged at the option of the holders of the RPUs on or after May 25, 2010 for an equivalent amount of a newly created series of redeemable preferred stock of General Growth. Such preferred stock would provide for an equivalent 8.95% annual preferred distribution and would be redeemable at the option of General Growth for cash equal to the liquidation preference amount plus accrued and unpaid distributions. The RPUs have been reflected in the accompanying consolidated financial statements as a component of minority interest at the current total liquidation preference amount of $175,000.

As of December 31, 2001, the Company owned an approximate 76% general partnership interest in the Operating Partnership (excluding its preferred units of partnership interest as discussed below). The remaining approximate 24% minority interest in the Operating Partnership is held by limited partners that include trusts for the benefit of the families of the original stockholders who initially owned and controlled the Company and subsequent contributors of properties to the Company. These minority interests are represented by common units of limited partnership interest in the Operating Partnership (the "Units"). The Units can be redeemed at the option of the holders for cash or, at General Growth's election with certain restrictions, for shares of Common Stock on a one-for-one basis. The holders of the Units also share equally with General Growth's common stockholders on a per share basis in any distributions by the Operating Partnership on the basis that one Unit is equivalent to one share of Common Stock.

In connection with the issuance of the Depositary Shares and in order to enable General Growth to comply with its obligations with respect to the PIERS, the Operating Partnership Agreement was amended to provide for the issuance to General Growth of preferred units of limited partnership interest (the "Preferred Units") in the Operating Partnership which have rights, preferences and other privileges, including distribution, liquidation, conversion and redemption rights, that mirror those of the PIERS. Accordingly, the Operating Partnership is required to make all required distributions on the Preferred Units prior to any distribution of cash or assets to the holders of the Units. At December 31, 2001, 100% of the Preferred Units of the Operating Partnership (337,500) were owned by General Growth.

Changes in outstanding Operating Partnership Units (excluding the Preferred Units) for the three years ended December 31, 2001, are as follows:

	Units
December 31, 1998	[illegible]
Conversion to common stock	[illegible]
December 31, 1999	[illegible]
Acquisition of outparcel at Greenwood Mall	[illegible]
Conversion to common stock	[illegible]
December 31, 2000	[illegible]
Conversion to common stock	[illegible]
December 31, 2001	19,572,493

BUSINESS SEGMENT INFORMATION The Financial Accounting Standards Board (the "FASB") issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") in June of 1997. Statement 131 requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. The primary business of General Growth and its consolidated affiliates is the owning and operation of shopping centers. General Growth evaluates operating results and allocates resources on a property-by-property basis. General Growth does not distinguish or group its consolidated operations on a geographic basis. Accordingly, General Growth has concluded it currently has a single reportable segment for Statement 131 purposes. Further, all operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company consisting of the fifty-four centers and the unconsolidated investments in GGP/Homart, GGP/Homart II, GGP Ivanhoe, GGP Ivanhoe III, Circle T, Quail Springs Mall, and Town East Mall and, until the acquisition of its common stock by the Operating Partnership in January 2001 as discussed above, GGMI. All significant intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION *Minimum rent revenues are recognized on a straight-line basis over* the terms of the related leases. As of December 31, 2001, approximately $49,027 has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant accounts receivable, net in the accompanying consolidated financial statements. Overage rents are recognized on an accrual basis once tenant sales revenues exceed contractual tenant lease thresholds. Recoveries from tenants for taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable costs are incurred. Fee income primarily represents GGMI management and leasing fees in 2001 due to the consolidation of GGMI and, in 2000 and 1999, financing fees and other ancillary services performed by the Company for the benefit of its Unconsolidated Real Estate Affiliates. Management and leasing fees of GGMI are recognized as services are rendered.

The Company provides an allowance for doubtful accounts against the portion of accounts receivable which is estimated to be uncollectible. Such allowances are reviewed periodically based upon the recovery experience of the Company. Accounts receivable in the accompanying consolidated balance sheets are shown net of an allowance for doubtful accounts of $5,523 and $7,665 as of December 31, 2001 and 2000, respectively.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The cash and cash equivalents of the Company are held at two financial institutions.

DEFERRED EXPENSES Deferred expenses consist principally of financing fees which are amortized over the terms of the respective agreements and leasing commissions which are amortized over the average life of the tenant leases. Deferred expenses in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $61,282 and $52,240 as of December 31, 2001 and 2000, respectively.

FINANCIAL INVESTMENTS Statement No. 107, Disclosure about the Fair Value of Financial Instruments, ("SFAS No. 107"), issued by the Financial Accounting Standards Board ("FASB"), requires the disclosure of the fair value of the Company's financial instruments for which it is practicable to estimate that value, whether or not such instruments are recognized in the consolidated balance sheets. SFAS No. 107 does not apply to all balance sheet items and the Company has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument. The Company considers the carrying value of its cash and cash equivalents to approximate the fair value due to the short maturity of these investments. Based on borrowing rates available to the Company at the end of 2001 and 2000 for mortgage loans with similar terms and maturities, the fair value of the mortgage notes and other debts payable approximates carrying value at December 31, 2001 and 2000. In addition, the Company estimates that the fair value of its interest rate cap and swap agreements (Note 5) related to consolidated debt at December 31, 2001 is approximately $3,487.

The Company has purchased approximately $155,100 of marketable securities (bearing interest at a weighted average annual rate of LIBOR (1.88% at December 31, 2001) plus 103 basis points and having a weighted average maturity of approximately 3.63 years). Such securities are classified as available-for-sale securities and have been recorded at cost which approximates market value at December 31, 2001. Such securities represent a portion of the commercial mortgage pass-through certificates issued in December 2001 as more fully described in Note 5. In addition, the Company has certain derivative financial instruments as described in Notes 5 and 13.

ACQUISITIONS Acquisitions of properties are accounted for utilizing the purchase method and, accordingly, the results of operations are included in the Company's results of operations from the respective dates of acquisition. The Company has financed the acquisitions through a combination of secured and unsecured debt, issuance of Operating Partnership Units and the proceeds of the public offerings of Depositary Shares and Common Stock as described in Note 1.

PROPERTIES Real estate assets are stated at cost. Interest and real estate taxes incurred during construction periods are capitalized and amortized on the same basis as the related assets. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. The real estate assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. A real estate asset is considered to be impaired when the estimated future undiscounted operating cash flow is less than its carrying value. To the extent an impairment has occurred, the excess of carrying value of the asset over its estimated fair value will be charged to operations. Depreciation expense is computed using the straight-line method based upon the following estimated useful lives:

	Years
Buildings and improvements	40
Equipment and fixtures	10

Construction allowances paid to tenants are capitalized and depreciated over the average lease term. Maintenance and repairs are charged to expense when incurred. Expenditures for significant betterments and improvements are capitalized.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES The Company accounts for its investments in unconsolidated affiliates using the equity method whereby the cost of an investment is adjusted for the Company's share of equity in net income or loss from the date of acquisition and reduced by distributions received. The Company generally shares in the profit and losses, cash flows and other matters relating to its unconsolidated affiliates in accordance with its respective ownership percentages. However, due to unpaid and accrued preferences on the GGMI preferred stock as described in Note 4, the Company was entitled to 100% of the earnings (loss) and cash flows generated by GGMI in 2000 and 1999. As of January 1, 2001, GGMI has been consolidated due to the acquisition of its common stock as discussed above. In addition, the differences between the Company's carrying value of its investment in the unconsolidated affiliates and the Company's share of the underlying equity of such unconsolidated affiliates (approximately $130,752 and $149,774 at December 31, 2001 and 2000, respectively) are amortized over lives ranging from five to forty years. Further, any advances to or loans from the Unconsolidated Real Estate Affiliates (loans equal approximately $94,996 and zero at December 31, 2001 and 2000, respectively) have been included in the balance of the Company's investments in Unconsolidated Affilates.

INCOME TAXES General Growth elected to be taxed as a real estate investment trust under sections 856-860 of the Internal Revenue Code of 1986 (the "Code"), commencing with its taxable year beginning January 1, 1993. In order to qualify as a real estate investment trust, General Growth is required to distribute at least 90% of its ordinary taxable income and to distribute to stockholders or pay tax on 100% of capital gains and to meet certain asset and income tests as well as certain other requirements. As a real estate investment trust, General Growth will generally not be liable for Federal income taxes, provided it satisfies the necessary requirements. Accordingly, the consolidated statements of operations do not reflect a provision for income taxes. State income taxes are not significant.

One of the Company's subsidiaries, GGMI, is a taxable corporation and accordingly, state and Federal income taxes on its net taxable income are payable by GGMI. GGMI has recognized a benefit provided for income taxes on its separate financial records in the amount of $0, 1,002 and 4,178 for 2001, 2000 and 1999, respectively. The net deferred tax asset (liability), net of a valuation allowance of $11,649 at December 31, 2001 was approximately $5,133 which was primarily comprised of net operating loss carryforwards. At December 31, 2001, the Company has concluded that it was more likely than not that this net deferred tax asset will be realized in future periods.

EARNINGS PER SHARE ("EPS") Basic per share amounts are based on the weighted average of common shares outstanding of 52,844,821 for 2001, 52,058,320 for 2000 and 45,940,104 for 1999. Diluted per share amounts are based on the total number of weighted average common shares and dilutive securities (stock options) outstanding of 52,906,549 for 2001, 52,096,331 for 2000 and 46,030,559 for 1999. The effect of the issuance of the PIERS is anti-dilutive with respect to the Company's calculation of diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 and therefore has been excluded. However, certain options outstanding were not included in the computation of diluted earnings per share either because the exercise price of the options was higher than the average market price of the Common Stock for the applicable periods and therefore, the effect would be anti-dilutive or because the conditions which must be satisfied prior to the issuance of any such shares were not achieved during the applicable periods. The outstanding Units have been excluded from the diluted earnings per share calculation as there would be no effect on the EPS amounts since the minority interests' share of income would also be added back to net income.

The following are the reconciliations of the numerators and denominators of the basic and diluted EPS:

EARNINGS PER SHARE	Years ended December 31,		
	2001	2000	1999
Numerators:			
Income before extraordinary items and cumulative effect of accounting change	$ 109,666	$ 137,948	$ 114,921
Dividends on PIERS	(24,467)	(24,467)	(24,467)
Income available to common stockholders before extraordinary items and cumulative effect of accounting change - for basic and diluted EPS	85,199	113,481	90,454
Extraordinary items	(14,022)		(13,796)
Cumulative effect of accounting change	(3,334)		
Net income available to common stockholders - for basic and diluted EPS	$ 67,843	$ 113,481	$ 76,658
Denominators:			
Weighted average common shares outstanding (in thousands) - for basic EPS	52,845	52,058	45,940
Effect of dilutive securities - options	62	38	91
Weighted average common shares outstanding (in thousands) - for diluted EPS	52,907	52,096	46,031

MINORITY INTEREST Income is allocated to the limited partners (the "Minority Interest") based on their ownership percentage of the Operating Partnership. The ownership percentage is determined by dividing the numbers of Operating Partnership Units held by the Minority Interest by the total Operating Partnership Units (excluding Preferred Units) outstanding. The issuance of additional shares of Common Stock or Operating Partnership Units changes the percentage ownership of both the Minority Interest and the Company. Since a Unit is generally redeemable for cash or Common Stock at the option of the Company, it may be deemed to be equivalent to a common share. Therefore, such transactions are treated as capital transactions and result in an allocation between stockholders' equity and Minority Interest in the accompanying consolidated balance sheets to account for the change in the ownership of the underlying equity in the Operating Partnership.

COMPREHENSIVE INCOME Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" requires that the Company disclose comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that encompasses net income and all other changes in equity except those resulting from investments by and distributions to equity holders. Included in comprehensive income but not net income is unrealized holding gains or losses on marketable securities classified as available-for-sale and unrealized gains or losses on financial instruments designated as cash flow hedges (Note 13). In addition, one of the Company's unconsolidated affiliates received common stock of a large publicly-traded real estate company as part of a 1998 transaction. Unrealized holding gains or losses on such securities through December 31, 1998 were not significant and were not reflected. However, during 1999 the Company reduced its carrying amount for its investment in such unconsolidated affiliate by $2,436 and reflected $1,714 as other comprehensive loss, net of minority interest of $722, as its equity in such unconsolidated affiliate's cumulative unrealized holding loss on such securities. For the year ended December 31, 2000 there were holding gains on such securities of $177, net of minority interest of $67 which were recorded. During 2001, portions of the Company's holdings of the stock were sold and the cumulative previously unrealized losses for the stock sold were reversed. For the year ended December 31, 2001, there were additional unrealized holdings gains of approximately $3,757, net of minority interest of $1,392, primarily related to financial instruments.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, recoverable amounts of receivables and deferred taxes and amortization periods of deferred costs and intangibles. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 3 PROPERTY ACQUISITIONS AND DEVELOPMENTS

WHOLLY-OWNED PROPERTIES 2001 During April 2001, GGP-Tucson Mall, L.L.C., a wholly-owned subsidiary of the Operating Partnership ("GGP-Tucson"), agreed to advance $20,000 to an unaffiliated developer in the form of a secured promissory note (bearing interest at 8% per annum) collateralized by such developer's ownership interest in Tucson Mall, a 1.3 million square foot enclosed regional mall in Tucson, Arizona. The promissory note was payable interest only and was due on demand. GGP-Tucson had also entered into an option agreement to purchase Tucson Mall from such developer and its co-tenants in title to the property. On August 15, 2001, the promissory note was repaid in conjunction with GGP-Tucson's completion of its acquisition of Tucson Mall pursuant to the option agreement. The aggregate consideration paid by GGP-Tucson for Tucson Mall was approximately $180,000 (subject to prorations and to certain adjustments and payments to be made by GGP-Tucson). The consideration was paid in the form of cash borrowed under the Operating Partnership's revolving line of credit and an approximately $150,000 short-term floating rate acquisition loan which was scheduled to mature in December 2001 but was refinanced in December 2001 as further discussed in Note 5.

2000 During September 1999, St. Cloud Funding, L.L.C., a wholly-owned subsidiary of the Operating Partnership ("St. Cloud Funding"), agreed to advance approximately $31,000 to an unaffiliated developer in the form of a second mortgage loan (bearing interest at 15% per annum) collateralized by such developer's ownership interest in Crossroads Center in St. Cloud (Minneapolis), Minnesota. Contemporaneously with the loan, St. Cloud Mall L.L.C., all of the interests of which are owned by the Company ("St. Cloud Mall"), was granted an option to acquire the property in 2002. The loan had a scheduled maturity of June 1, 2004 which was accelerated in February 2000 to April 28, 2000. In conjunction with the maturity date modification, a put option agreement was executed which would permit the borrower (after March 15, 2000) to require St. Cloud Mall to purchase the property. In addition, St. Cloud Mall's purchase option was advanced to April 2000. On March 15, 2000, the borrower notified St. Cloud Mall of the exercise of the put option. Pursuant to the put option agreement, on April 26, 2000, St. Cloud Mall purchased the property at a price equal to approximately $2,000 plus the assumption of the first mortgage (approximately $46,600) and St. Cloud Funding's second mortgage.

1999 On January 11, 1999, the Company acquired a 100% ownership interest in The Crossroads Mall in Kalamazoo, Michigan. The aggregate purchase price was approximately $68,000 (subject to pro-rations and certain adjustments), which was funded initially from a new $83,655 short-term floating rate interim loan. In May 1999, a new $45,000 ten-year non-recourse mortgage loan collateralized by the property was obtained.

On July 30, 1999, the Company acquired a 100% ownership interest in the Ala Moana Center in Honolulu, Hawaii. The price paid to the seller was $810,000 (before closing adjustments, including a credit for the cost to complete an ongoing expansion project), and was funded with the proceeds of a short-term first mortgage loan of approximately $438,000 and approximately $294,000 in cash including a portion of the net proceeds from the 1999 Offering. The short-term floating rate loan was fully repaid on August 26, 1999 with the proceeds of the issuance of the Ala Moana CMBS described in Note 5.

On October 28, 1999, the Company acquired Baybrook Mall in Houston, Texas. The aggregate consideration paid by the Company was approximately $133,000 (subject to pro-rations and certain adjustments), which was paid in cash (raised primarily through new long-term financing on other previously unsecured properties), and a new 10-year $95,000 non-recourse loan.

DEVELOPMENTS During the three year period ended December 31, 2001, the Company was developing or had completed construction at the following three development sites: Grandville (Grand Rapids), Michigan; Frisco (Dallas), Texas and Westlake (Dallas), Texas. Construction of the Grandville (Grand Rapids) mall (RiverTown Crossings) commenced in 1997 and opened in November 1999. Construction of Stonebriar Centre, currently owned by GGP/Homart II, located in Frisco (Dallas), Texas commenced in 1998 and opened in August 2000. The Westlake construction project, owned by the Circle T joint venture discussed below, commenced in 2001 and is scheduled to be completed in late 2004.

The Company has an ongoing program of renovations and expansions at its properties including significant projects currently under construction or recently completed at the Park Mall in Tucson, Arizona; Eden Prairie Mall in Eden Prairie (Minneapolis), Minnesota; Southwest Plaza in Littleton, Colorado, and Knollwood Mall in St. Louis Park (Minneapolis), Minnesota. In addition, during 2000 the Company had commenced construction of an integrated broadband distribution system that would provide tenants at its properties with a private wide-area network as well as supporting applications and equipment (the "Broadband System"). The Company initially financed the majority of these network costs by fixed-rate intermediate term equipment financing which was repaid in December 2001 with a portion of the proceeds of the 2001 Offering. (See Note 11).

During 1999, the Company formed the Circle T joint venture to develop a regional mall in Westlake (Dallas), Texas as further described in Note 4 below. As of December 31, 2001, the Company had invested approximately $16,200 in the joint venture. The Company is currently obligated to fund additional pre-development costs of approximately $800. Actual development costs are not yet finalized or committed but are anticipated to be funded from a construction loan that is expected to be obtained. The retail site, part of a planned community which is expected to contain a resort hotel, a golf course, luxury homes and corporate offices, is currently planned to contain up to 1.3 million square feet of tenant space including up to six anchor stores, an ice rink and a multi-screen theater. A late 2004 opening is currently scheduled.

The Company also owns and is investigating certain other potential development sites (representing a net investment of approximately $19,300), including sites in Toledo, Ohio; West Des Moines, Iowa; and South Sacramento, California but there can be no assurance that development of these sites will proceed.

NOTE 4 INVESTMENTS IN UNCONSOLIDATED AFFILIATES

GGP/HOMART The Company owns 50% of the common stock of GGP/Homart with the remaining ownership interest held by the New York State Common Retirement Fund ("NYSCRF"), an institutional investor. GGP/Homart has elected to be taxed as a REIT. The Company's co-investor in GGP/Homart has an exchange right under the GGP/Homart Stockholders Agreement, which permits it to convert its ownership interest in GGP/Homart to shares of Common Stock of General Growth. If such exchange right is exercised, the Company may alternatively satisfy such exchange in cash.

In early 1999, the Company received notice that an institutional investor (which then owned an approximate 4.7% interest in GGP/Homart) desired to exercise its exchange right. The Company satisfied the exercise of such exchange right (effective as of January 1, 1999) by issuing 1,052,182 shares of Common Stock, thereby increasing its ownership interest in GGP/Homart from approximately 38.2% in 1998 to approximately 42.9% for the first quarter of 1999. During the second quarter of 1999, two other co-investors (which then owned in the aggregate an approximate 7.1% interest in GGP/Homart) notified the Company that they desired to exercise their exchange rights. The Company satisfied the exercise of such exchange rights (effective as of April 1, 1999) by issuing an aggregate of 1,551,109 shares of Common Stock, thereby increasing its ownership interest in GGP/Homart to 50%.

GGP/HOMART II In November 1999, the Company, together with NYSCRF, the Company's co-investor in GGP/Homart, formed GGP/Homart II, a Delaware limited liability company which is owned equally by the Company and NYSCRF. GGP/Homart II owns 100% interests in Stonebriar Centre in Frisco (Dallas), Texas, Altamonte Mall in Altamonte Springs (Orlando), Florida, Natick Mall in Natick (Boston), Massachusetts and Northbrook Court in Northbrook (Chicago), Illinois which were contributed by the Company; and 100% interests in Alderwood Mall in Lynnwood (Seattle), Washington; Carolina Place in Charlotte, North Carolina; and Montclair Plaza in Los Angeles, California which were contributed by NYSCRF. Certain of the malls were contributed subject to existing financing in order to balance the net equity values of the malls contributed by each of the venture partners. During March 2001, GGP/Homart II acquired a 100% ownership interest in Willowbrook Mall in Houston, Texas for a purchase price of approximately $145,000. GGP/Homart II financed the Willowbrook acquisition with a new $102,000 10-year mortgage loan bearing interest at 6.93% per annum and approximately $43,000 in financing proceeds from a new mortgage loan collateralized by the Stonebrier Center. According to the membership agreement between the venture partners, the Company and its joint venture partner share in the profits and losses, cash flows and other matters relating to GGP/Homart II in accordance with their respective ownership percentages.

GGP IVANHOE III As of June 30, 1998, GGP Ivanhoe III acquired the U.S. Prime Property, Inc. ("USPPI") portfolio through a merger of a wholly-owned subsidiary of GGP Ivanhoe III into USPPI. The common stock of GGP Ivanhoe III is owned 51% by the Company and 49% by an affiliate of Ivanhoe Cambridge Inc. of Montreal, Quebec, Canada ("Ivanhoe"). GGP Ivanhoe III has elected to be taxed as a REIT. The aggregate consideration paid pursuant to the merger agreement was approximately $625,000. The acquisition was financed with a $392,000 acquisition loan bearing interest at LIBOR plus 90 basis points which became due July 1, 1999, (subsequently extended and repaid in September 1999 as described below) and capital contributions from the Company and Ivanhoe in proportion to their respective stock ownership. Pursuant to the GGP Ivanhoe III stockholders' agreement, the Company initially contributed approximately $91,290 to GGP Ivanhoe III (less certain interest and other credits). The Company's capital contributions were funded primarily with borrowing under the Company's Credit Facility. The properties acquired include: Landmark Mall in Alexandria, Virginia; Mayfair Mall and adjacent office buildings in Wauwatosa (Milwaukee), Wisconsin; Meadows Mall in Las Vegas, Nevada; Northgate Mall in Chattanooga, Tennessee; Oglethorpe Mall in Savannah, Georgia; and Park City Center in Lancaster, Pennsylvania.

Effective as of September 28, 1999, GGP Ivanhoe III acquired, through its wholly-owned subsidiary, Oak View Mall in Omaha, Nebraska from an unrelated third party. In addition, on December 22, 1999, GGP Ivanhoe III acquired Eastridge Shopping Center in San Jose, California. The aggregate purchase price for the two properties was approximately $160,000. A portion of the purchase price was financed with an $83,000 ten-year mortgage loan, collateralized by the Oak View Mall which bears interest at 7.71% per annum (and requires monthly payments of principal and interest based upon a 30-year amortization schedule). The remainder of the purchase price was funded by capital contributions from the Company and Ivanhoe in proportion to their respective stock ownership in GGP Ivanhoe III and short-term floating-rate loans of approximately $30,000 which were repaid or refinanced in 2001. The Company's capital contributions were funded primarily from proceeds from the Company's Credit Facility.

On September 30, 1999, GGP Ivanhoe III repaid the $392,000 acquisition loan with its allocated portion of the proceeds of the issuance of commercial mortgage-backed securities as described in Note 5 and capital contributions of approximately $26,000 and $25,000 from each of the Company and Ivanhoe, respectively. In conjunction with the repayment, GGP Ivanhoe III expensed previously unamortized deferred financing costs, the Company's share of which (approximately $1,799) has been reflected as an extraordinary item for the year ended December 31, 1999.

In conjunction with the GGP MPTC financing as defined and described in Note 5, GGP Ivanhoe III entered into an interest rate swap agreement with the Operating Partnership. The swap agreement effectively converts approximately $91,933 of GGP Ivanhoe III debt bearing interest at a weighted average fixed rate of 5.33% per annum which was obtained in the GGP MPTC transaction to variable rate debt bearing interest at a weighted average rate per annum of LIBOR plus 110 basis points as Ivanhoe desired only variable rate debt. The swap agreement qualifies as a cash flow hedge for the Operating Partnership and a fair value hedge for GGP Ivanhoe III.

The joint venture partner in GGP Ivanhoe III is also the Company's joint venture partner in GGP Ivanhoe (described below). The Company and Ivanhoe share in the profits and losses, cash flows and other matters relating to GGP Ivanhoe III in accordance with their respective ownership percentages except that certain major operating and capital decisions (as defined in the stockholders' agreement) require the approval of both stockholders. Accordingly, the Company is accounting for GGP Ivanhoe III using the equity method.

GGP IVANHOE GGP Ivanhoe owns The Oaks Mall in Gainesville, Florida and Westroads Mall in Omaha, Nebraska. The Company contributed approximately $43,700 for its 51% ownership interest in GGP Ivanhoe and Ivanhoe owns the remaining 49% ownership interest. The terms of the stockholders' agreement are similar to those of GGP Ivanhoe III.

TOWN EAST MALL / QUAIL SPRINGS MALL The Company owns a 50% interest in Town East Mall, located in Mesquite, Texas and a 50% interest in Quail Springs Mall in Oklahoma City, Oklahoma. The Company shares in the profits and losses, cash flows and other matters relating to Town East Mall and Quail Springs Mall in accordance with its ownership percentage.

CIRCLE T At December 31, 2001, the Company, through a wholly-owned subsidiary, owns a 50% general partnership interest in Circle T. AIL Investment, LP, an affiliate of Hillwood Development Company, ("Hillwood") is the limited partner of Circle T. Circle T is currently developing the Circle T Ranch Mall, a regional mall in Dallas, Texas, scheduled for completion in late 2004.

Development costs are expected to be funded by a construction loan to be obtained by the venture and capital contributions by the joint venture partners. As of December 31, 2001, the Company has made contributions of approximately $16,200 to the project for pre-development costs and Hillwood has contributed approximately $11,200, mostly in the form of land costs and related predevelopments costs. As certain major decisions concerning Circle T must be made jointly by the Company and Hillwood, the Company is accounting for Circle T using the equity method.

GGMI At December 31, 2000, the Operating Partnership owned all of the non-voting preferred stock of GGMI representing 95% of the equity interest. Certain key current and former employees of the Company held the remaining 5% equity interest through ownership of 100% of the common stock of GGMI, which was entitled to all voting rights in GGMI. Accordingly, the Company utilized the equity method to account for its ownership interest in GGMI. As no preferred stock dividends had been paid by GGMI, the Company had been allocated 100% of the earnings (loss) and cash flows generated by GGMI since 1996. The Operating Partnership also had advanced funds to GGMI, at interest rates ranging from 8% to 14% per annum, which were scheduled to mature by 2016. The loans required payment of interest only until maturity.

On January 1, 2001 the Company acquired 100% of the common stock of GGMI as described in Note 1 and the operations of GGMI have been fully consolidated with the Company as of and for the year ended December 31, 2001.

SUMMARIZED FINANCIAL INFORMATION OF INVESTMENTS IN UNCONSOLIDATED REAL ESTATE AFFILIATES Following is summarized financial information for the Company's Unconsolidated Real Estate Affiliates as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999.

CONDENSED BALANCE SHEETS	December 31, 2001		
	GGP/Homart	GGP/Homart II	All Other Real Estate Affiliates
Assets:			
Net investment in real estate*	$ 1,428,163	$ 1,411,629	$ 1,207,265
Investment in real estate joint ventures	25,604		
Other assets	117,198	93,904	65,699
	$ 1,570,965	$ 1,505,533	$ 1,272,964
Liabilities and Owners' Equity:			
Mortgage and other notes payable	$ 1,186,616	$ 956,576	$ 768,553
Accounts payable and accrued expenses	43,216	47,591	47,565
Owners' equity	341,133	501,366	$ 456,846
	$ 1,570,965	$ 1,505,533	$ 1,272,964
	December 31, 2000		
Assets:			
Net investment in real estate*	$ 1,437,600	$ 1,288,833	$ 1,189,722
Investment in real estate joint ventures	49,563		
Other assets	116,242	32,722	69,362
	$ 1,603,405	$ 1,321,575	$ 1,259,084
Liabilities and Owners' Equity:			
Mortgage and other notes payable	$ 1,134,346	$ 621,924	$ 728,343
Accounts payable and accrued expenses	38,772	38,016	49,195
Owners' equity	430,347	661,635	$ 481,546
	$ 1,603,465	$ 1,321,575	$ 1,259,084

(*) At December 31, 2001 and 2000 the net investment in real estate includes approximately $27,400 and $25,600 respectively of assets of the Circle T joint venture which are currently categorized as developments in progress.

CONDENSED STATEMENTS OF OPERATIONS	December 31, 2001		
	GGP/Homart	GGP/Homart II	All Other Real Estate Affiliates
Revenues:			
Tenant rents	$ 279,993	$ 189,280	$ 205,553
Operating expenses	161,547	105,156	119,946
Operating income (loss)	118,446	84,124	85,607
Interest expense, net[1]	(74,422)	(44,938)	(49,792)
Equity in net income of unconsolidated real estate affiliates	3,375	—	—
Gain (loss) on property sales	(1,074)	65	—
Net income (loss)	$ 46,325	$ 39,251	$ 35,815
	December 31, 2000		
Revenues:			
Tenant rents	$ 253,348	$ 146,730	$ 199,709
Operating expenses	143,862	80,339	117,266
Operating income (loss)	109,486	66,391	82,443
Interest expense, net[1]	(74,447)	(36,253)	(53,128)
Equity in net income of unconsolidated real estate affiliates	3,266	—	—
Loss on property sales	(744)	—	—
Income allocated to minority interest	(408)	—	—
Net income (loss)	$ 37,153	$ 30,138	$ 29,315
	December 31, 1999		
Revenues:			
Tenant rents	$ 224,599	$ 12,636	$ 163,445
Operating expenses	129,465	6,590	93,699
Operating income (loss)	95,134	5,945	69,746
Interest expense, net[1]	(60,814)	(1,758)	(49,152)
Equity in net income of unconsolidated real estate affiliates	5,504	—	—
Gain on property sales	816	—	—
Income allocated to minority interest	(808)	—	—
Net income (loss)	$ 39,832	$ 4,187	$ 20,594

Significant accounting policies used by the Unconsolidated Real Estate Affiliates are the same as those used by the Company.

(1) Includes depreciation and amortization.

(2) Includes extraordinary items.

NOTE 5 MORTGAGE NOTES AND OTHER DEBT PAYABLE

Mortgage notes and other debts payable at December 31, 2001 and 2000 consisted of the following:

	December 31,	
	2001	2000
Fixed-Rate debt:		
Mortgage notes payable	$ 2,239,511	$ 1,832,783
Variable-Rate debt:		
Mortgage notes payable	951,696	1,146,343
Credit Facilities and bank loan	207,000	265,000
Total Variable-Rate debt	1,158,696	1,411,343
Total	$ 3,398,207	$ 3,244,126

FIXED RATE DEBT Mortgage notes and other debt payable The fixed rate notes bear interest ranging from 5.37% to 10.00% per annum (weighted average of 6.38% per annum), require monthly payments of principal and/or interest and have various maturity dates through 2020 (weighted average remaining term of 5.9 years). Certain properties are pledged as collateral for the related mortgage notes. The mortgage notes payable as of December 31, 2001 are non-recourse to the Company. Certain mortgage notes payable may be prepaid but are generally subject to a prepayment penalty of a yield-maintenance premium or a percentage of the loan balance. Certain loans have cross-default provisions and are cross-collateralized as part of a group of properties. Under certain cross-default provisions, a default under any mortgage notes included in a cross-defaulted package may constitute a default under all such mortgage notes and may lead to acceleration of the indebtedness due on each property within the collateral package. In general, the cross-defaulted properties are under common ownership. However, GGP Ivanhoe debt collateralized by two GGP Ivanhoe centers (totaling $125,000) is cross-defaulted and cross-collateralized with debt collateralized by eleven Wholly-Owned centers.

VARIABLE RATE DEBT Mortgage notes and other debt payable Variable rate mortgage notes and other debt payable at December 31, 2001 consist primarily of approximately $951,696 of collateralized mortgage-backed securities (approximately $666,933 of which are currently subject to fixed rate interest swap agreements as described below and in Note 13) and $207,000 outstanding on the Company's Term Loan, both as described below. The loans bear interest at a rate per annum equal to LIBOR plus 60 to 250 basis points.

Commercial Mortgage-Backed Securities In August 1999, the Company issued $500,000 of commercial mortgage-backed securities, (the "Ala Moana CMBS") collateralized by the Ala Moana Center (see Note 3). The securities were comprised of notes which bore interest at rates per annum ranging from LIBOR plus 50 basis points to LIBOR plus 275 basis points (weighted average equal to LIBOR plus 95 basis points), calculated and payable monthly. The notes were repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing described below. In conjunction with the issuance of the Ala Moana CMBS, the Company arranged for an interest rate cap agreement, the effect of which was to limit the maximum interest rate the Company would be required to pay on the securities to 9% per annum. Payments received pursuant to the interest rate cap agreement for the year ended December 31, 2000 were approximately $77, which were reflected as a reduction in net interest expense. No amounts were received on the cap agreement in 2001. Approximately $438,000 of the proceeds from the sale of the Ala Moana CMBS was used by the Company to repay the short-term mortgage loan obtained in July 1999 to enable it to purchase the Ala Moana Center. The remainder was utilized by the Company for general working capital purposes including repayments of outstanding indebtedness under the Company's Credit Facility.

In September 1999, the Company issued $700,229 of commercial mortgage-backed securities (the "GGP-Ivanhoe CMBS")cross-collateralized and cross-defaulted by a portfolio of nine regional malls and an office complex adjacent to one of the regional malls. The properties in the portfolio were Mayfair Mall and adjacent office buildings in Wauwatosa (Milwaukee), Wisconsin; Park City Center in Lancaster, Pennsylvania; Oglethorpe Mall in Savannah, Georgia; Landmark Mall in Alexandria, Virginia, all centers owned by GGP Ivanhoe III; and Northgate Mall in Chattanooga, Tennessee; The Boulevard Mall in Las Vegas, Nevada; Regency Square Mall in Jacksonville, Florida; Valley Plaza Shopping Center in Bakersfield, California; Northridge Fashion Center in Northridge (Los Angeles), California, all Wholly-Owned Centers. The GGP-Ivanhoe CMBS was comprised of notes which bore interest at rates per annum ranging from LIBOR plus 52 basis points to LIBOR plus 325 basis points (weighted average equal to LIBOR plus approximately 109 basis points), calculated and payable monthly. The notes were repaid in December 2001 with a portion of the proceeds of the GGP MPTC financing described below. In conjunction with the issuance of the GGP-Ivanhoe CMBS, the Company arranged for an interest rate cap agreement, the effect of which was to limit the maximum interest rate the Company would be required to pay on the securities to 9.03% per annum. Payments received pursuant to the interest rate cap agreement for the year ended December 31, 2000 were approximately $366, which were reflected as a reduction in net interest expense. No amounts were received on the cap agreement in 2001. Approximately $340,000 of the proceeds from the sale of the GGP-Ivanhoe CMBS repaid amounts collateralized by the GGP Ivanhoe III properties in the GGP-Ivanhoe CMBS Portfolio of properties and the remaining approximately $360,000 repaid amounts collateralized by Wholly-Owned properties in the GGP-Ivanhoe CMBS portfolio of properties.

In early December 2001, the Operating Partnership and certain Unconsolidated Real Estate Affiliates completed the placement of $2,550,000 of non-recourse commercial mortgage pass-through certificates (the "GGP MPTC"). The GGP MPTC is collateralized by 27 malls and one office building, including 19 malls owned by certain Unconsolidated Real Estate Affiliates. The GGP MPTC is comprised of both variable rate and fixed rate notes which require monthly payments of principal and interest. The certificates represent beneficial interests in three loan groups made by three sets of borrowers (GGP/Homart-GGP/Homart II, Wholly-Owned and GGP Ivanhoe III). The original principal amount of the GGP MPTC was comprised of $1,235,000 attributed to the Operating Partnership, $900,000 to GGP/Homart and GGP/Homart II and $415,000 to GGP Ivanhoe III. The three loan groups are comprised of variable rate notes with a 36 month initial maturity (with two no cost 12-month extension options), variable rate notes with a 51 month initial maturity (with two no cost 18-month extension options) and fixed rate notes with a 5 year maturity. The 36 month variable rate notes bear interest at rates per annum ranging from LIBOR plus 60 to 235 basis points (weighted average equal to 79 basis points), the 51 month variable rate notes bear interest at rates per annum ranging from LIBOR plus 70 to 250 basis points (weighted average equal to 103 basis points) and the 5 year fixed rate notes bear interest at rates per annum ranging from approximately 5.01% to 6.18% (weighted average equal to 5.38%). The extension options with respect to the variable rate notes are subject to obtaining extensions of the interest rate protection agreements which were required to be obtained in conjunction with the GGP MPTC. The GGP MPTC yielded approximately $470,000 of net proceeds (including amounts attributed to the Unconsolidated Real Estate Affiliates) which were utilized for loan repayments and temporary investments in cash equivalents and marketable securities. On closing of the GGP MPTC financing approximately $94,996 of such proceeds attributable to GGP/Homart and GGP/Homart II were loaned to the Operating Partnership. The loans, which are comprised of approximately $78,400 by GGP/Homart and $16,596 by GGP/Homart II, bear interest at a rate of 5.5% per annum on the remaining outstanding balance and mature on March 30, 2003.

Concurrent with the issuance of the certificates, the Company purchased interest rate protection agreements (structured to limit the Company's exposure to interest rate fluctuations in a manner similar to the interest rate cap agreements purchased in connection with the Ala Moana and GGP-Ivanhoe CMBS), and simultaneously an equal amount of interest rate protection agreements were sold to fully offset the effect of these agreements and to recoup a substantial portion of the cost of such agreements. Further, to achieve a more desirable balance between fixed and variable rate debt, the Company entered into $666,933 of swap agreements. Approximately $575,000 of such swap agreements are with independent financial services firms and approximately $91,933 is with GGP Ivanhoe III to provide Ivanhoe with only variable rate debt (see Note 4). The notational amounts of such swap agreements decline over time to an aggregate of $25,000 at maturity of the 51 month variable rate loans (assuming both 18 month extension options are exercised). The swap agreements convert the related variable rate debt to fixed rate debt currently bearing interest at a weighted average rate of 4.85% per annum. Such swap agreements have been designated as hedges of related variable rate debt as described in Note 13.

Credit Facilities The Company's $200,000 unsecured revolving Credit Facility was originally scheduled to mature on July 31, 2000. On June 23, 2000 the Company prepaid all remaining outstanding principal amounts and terminated the Credit Facility. The Credit Facility bore interest at a floating rate per annum equal to LIBOR plus 80 to 120 basis points depending upon the Company's leverage ratio. The Credit Facility was subject to financial performance covenants including debt-to-market capitalization, minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") ratios and minimum equity values.

As of July 31, 2000, the Company obtained a new unsecured revolving credit facility (the "Revolver") in a maximum aggregate principal amount of $135,000 (cumulatively increased to $185,000 through December 2001). The outstanding balance of the Revolver was fully repaid from a portion of the proceeds of the GGP MPTC financing described above and the Revolver was terminated. The Revolver bore interest at a floating rate per annum equal to LIBOR plus 100 to 190 basis points, depending on the Company's average leverage ratio. The Revolver was subject to financial performance covenants including debt to value and net worth ratios, EBITDA ratios and minimum equity values.

In January 2001, GGMI borrowed $37,500 under a new revolving line of credit obtained by GGMI and an affiliate, which was guaranteed by General Growth and the Operating Partnership. This revolving line of credit was scheduled to mature in July 2003 but was fully repaid in December 2001 from a portion of the proceeds of the GGP MPTC financing described above and the line of credit was terminated. The interest rate per annum with respect to any borrowings varied from LIBOR plus 100 to 190 basis points depending on the Company's average leverage ratio.

Interim Financing In January 2000, the Company obtained a new $200,000 unsecured short-term bank loan. The Company's initial draw under this loan was $120,000 in January 2000 and the remaining available amounts were fully drawn at June 30, 2000. Loan proceeds were used to fund ongoing redevelopment projects and repay the remaining balance of $83,000 on an interim loan obtained in September 1999. The bank loan bore interest at a rate per annum of LIBOR plus 150 basis points and was refinanced on August 1, 2000 with the Revolver and the Term Loan described below.

As of July 31, 2000, the Company obtained an unsecured term loan (the "Term Loan") in a maximum principal amount of $100,000. As of September 30, 2001, the maximum principal amount of the Term Loan was increased to $255,000 and, as of such date, all amounts available under the Term Loan were fully drawn. Term Loan proceeds were used to fund ongoing redevelopment projects and repay a portion of the remaining balance of the bank loan described in the prior paragraph immediately above. During the fourth quarter of 2001, approximately $48,000 of the principal amount of the Term Loan was repaid from a portion of the 2001 Offering. The Term Loan has a scheduled maturity of July 31, 2003 and bears interest at a rate per annum of LIBOR plus 100 to 170 basis points depending on the Company's average leverage ratio.

In April 1999, the Company obtained an additional $25,000 bank loan, partially secured by Park Mall in Tucson, Arizona. As of September 30, 2001, the maximum available amounts under the loan had been cumulatively increased to $100,000. The loan, with a then outstanding balance of approximately $83,900 and which bore interest at a rate per annum of LIBOR plus 165 basis points, was refinanced in December 2001 by the GGP MPTC described above.

In March 2001, the Company obtained a $65,000 redevelopment loan collateralized by Eden Prairie Mall. The new loan had an initial draw of approximately $19,400, required monthly payments of interest at a rate of LIBOR plus 190 basis points and was scheduled to mature in April 2004. In December 2001, this loan, with a then outstanding balance of approximately $44,079, was repaid with a portion of the proceeds of the 2001 Offering.

In October 2001, the Company refinanced the mortgage debt collateralized by Century Plaza, Eagle Ridge Mall and the Knollwood Mall. These properties were part of a floating rate cross-collateralized pool of mortgage notes (obtained in October 1999), originally collateralized by a portfolio of 5 regional malls and 1 office property, which was originally scheduled to mature November 1, 2001. The three malls were refinanced with a $90,000 bridge loan which bore interest at a rate per annum of LIBOR plus 210 basis points and was scheduled to mature on February 1, 2002 subject to one three-month extension option. The bridge loan was repaid in December 2001 with a portion of the proceeds of the 2001 Offering. The Knollwood Mall portion ($10,000) and the SouthShore Mall portion ($9,000) of the original $130,000 six property loan was repaid in full from the Company's Revolver in August 2001 and the remaining properties, 110 N. Wacker and West Valley Mall, were refinanced in December 2001 with a portion of the proceeds from the GGP MPTC.

Construction Loan During April 1999, the Company received $30,000 representing the initial loan draw on a $110,000 construction loan facility. The facility was collateralized by and provided financing for the RiverTown Crossings Mall development (including outparcel development) in Grandville (Grand Rapids), Michigan. The construction loan provided for periodic funding as construction and leasing continued and bore interest at a rate per annum of LIBOR plus 150 basis points. As of July 17, 2000 additional loan draws of approximately $80,000 had been made and no further amounts were available under the construction loan facility. Interest was due monthly. The loan had been scheduled to mature on June 30, 2001 and was refinanced on June 28, 2001 with a non-recourse, long-term mortgage loan. The new $130,000 non-recourse mortgage loan bears interest at 7.53% per annum and matures on July 1, 2011.

Letters of Credit As of December 31, 2001 and 2000, the Company had outstanding letters of credit of $13,200 and $7,700, respectively, primarily in connection with special real estate assessments and insurance requirements.

Principal amounts due under mortgage notes and other debts payable mature as follows:

Year	Amount Maturing
2002	$ 39,686
2003	249,955
2004	260,267
2005	50,303
2006	176,410
Subsequent	2,621,586
Total	$ 3,398,207

Land, buildings and equipment related to the mortgage notes payable with an aggregate cost of approximately $4,111,208 at December 31, 2001 have been pledged as collateral. Certain properties, including those within the portfolios collateralized by commercial mortgage-backed securities, are subject to financial performance convenants, primarily debt service coverage ratios.

NOTE 6 EXTRAORDINARY ITEMS

The extraordinary items resulted from prepayment penalties and unamortized deferred financing costs related to the early extinguishment, primarily through refinancings, of mortgage notes payable. In 2001, the basic and diluted per share impact of the extraordinary items was $.27. The basic and the diluted per share impact of the extraordinary items in 1999 was $.30.

NOTE 7
RENTALS UNDER OPERATING LEASES

The Company receives rental income from the leasing of retail shopping center space under operating leases. The minimum future rentals based on operating leases of Wholly-Owned Centers held as of December 31, 2001 are as follows:

Year	Amount
2002	$ 404,390
2003	382,482
2004	358,272
2005	318,825
2006	277,401
Thereafter	$ 1,100,336

Minimum future rentals do not include amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of shopping center operating expenses.

The tenant base includes national and regional retail chains and local retailers, and consequently, the Company's credit risk is concentrated in the retail industry.

NOTE 8
TRANSACTIONS WITH AFFILIATES

GGMI In 2000 and 1999, GGMI had been contracted to provide management, leasing, development and construction management services for the Wholly-Owned Centers. In addition, certain shopping center advertising and payroll costs of the properties were paid by GGMI and reimbursed by the Company. Total costs included in the consolidated financial statements related to agreements between the Wholly-Owned Centers and GGMI are as follows:

	Year Ended December 31,	
	2000	1999
Management and Leasing Fees	$ 22,834	$ 21,221
Cost Reimbursements	55,937	65,548
Development Costs	8,833	3,499

On January 1, 2001, in connection with the acquisition of the common stock of GGMI, the Company and GGMI agreed to concurrently terminate the management contracts with respect to the Wholly-Owned Centers. Since January 1, 2001, the Wholly-Owned Centers have been self-managed under the same standards and procedures in effect prior to January 1, 2001.

NOTES RECEIVABLE-OFFICERS During 1998 certain officers of the Company issued to the Company an aggregate of $3,164 of promissory notes in connection with their exercise of options to purchase an aggregate of 166,000 shares of the Company's Common Stock. During 1999, the Company received approximately $62 in payments, made advances of approximately $380 in conjunction with additional advances and Common Stock purchases by such officers and forgave approximately $64 in principal and accrued interest on such notes. During 2000, the Company made aggregate advances of $7,149 in conjunction with the exercise of options to purchase an aggregate 270,000 shares of Common Stock by officers. In June 2000, a $1,120 loan was repaid by one of the officers. Also in 2000, the Company forgave approximately $150 of other notes receivable from an officer (previously reflected in prepaid expenses and other assets). During 2001, the Company made additional advances to officers of an aggregate of $10,441 in conjunction with the exercise of options to purchase an aggregate of 330,000 shares of Common Stock. During February 2002, additional advances of approximately $2,104 were made in connection with the exercise of options to purchase an aggregate of 60,000 shares of Common Stock. The notes, which bear interest at a rate computed as a formula of a market rate, are full recourse to the officers, are collateralized by the shares of Common Stock issued upon exercise of such options, provide for quarterly payments of interest and are payable to the Company on demand. At December 31, 2001, the Company has also cumulatively paid approximately $2,092 representing income tax withholding for such officers. Such amounts carry the same terms as the promissory notes for the Common Stock but are reflected in prepaid and other assets in the accompanying consolidated financial statements.

NOTE 9 EMPLOYEE BENEFIT AND STOCK PLANS

STOCK INCENTIVE PLAN The Company's Stock Incentive Plan provides incentives to attract and retain officers and key employees. An aggregate of 3,000,000 shares of Common Stock have been authorized for issuance under the plan. Options are granted by the Compensation Committee of the Board of Directors at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant. The term of the option is fixed by the Compensation Committee, but no option is exercisable more than 10 years after the date of the grant. Options granted to officers and key employees are for 10-year terms and are generally exercisable in either 33 1/3% or 20% annual increments from the date of the grants. However, during 2000, 53,319 options were granted to certain employees under the Stock Incentive Plan (of which 5,000 were forfeited during 2000) with the same terms as the TSO's granted in 2000 (as described and defined below). Options granted to non-employee directors are exercisable in full commencing on the date of grant and expire on the tenth anniversary of the date of the grant.

A summary of the status of the Company's Stock Incentive Plan as of December 31, 2001, 2000 and 1999 and changes during the year ended on those dates is presented below.

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	742,319	$ 31.36	827,500	$ 29.85	848,500	$ 28.99
Granted	213,000	$ 33.97	205,319	$ 30.89	47,500	$ 32.42
Exercised	(350,000)	$ 31.60	(276,500)	$ 26.38	(60,000)	$ 19.00
Forfeited	(62,100)	$ 34.07	(14,000)	$ 33.97	(8,500)	$ 34.78
Outstanding at end of year	543,219	$ 31.92	742,319	$ 31.36	827,500	$ 29.85
Exercisable at end of year	217,500	$ 30.50	467,500	$ 30.64	595,500	$ 28.76
Options available for future grants	1,493,114		1,644,314		1,835,333	
Weighted average per share fair value of options granted during the year		$ 3.06		$ 2.62		$ 2.84

The following table summarizes information about stock options outstanding pursuant to the Stock Incentive Plan at December 31, 2001:

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range Of Exercise Prices	Number Outstanding At 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable At 12/31/01	Weighted Average Exercise Price
$19.00 – $22.50	2,000	2.8 years	$ 21.31	2,000	$ 21.31
$27.81 – $29.97	233,719	6.4 years	$ 28.86	131,500	$ 28.00
$31.75 – $33.95	223,500	8.7 years	$ 33.60	38,500	$ 32.73
$36.03 – $37.69	84,000	6.0 years	$ 36.22	45,500	$ 36.24
	543,219	7.3 years	$ 31.92	217,500	$ 30.50

1998 INCENTIVE PLAN General Growth also has an incentive stock plan entitled the 1998 Incentive Stock Plan (the "1998 Incentive Plan"). Under the 1998 Incentive Plan, stock incentive awards in the form of threshold-vesting stock options ("TSOs") are granted to employees. The exercise price of the TSOs to be granted to a participant will be the Fair Market Value ("FMV") of a share of Common Stock on the date the TSO is granted. The threshold price (the "Threshold Price") which must be achieved in order for the TSO to vest will be determined by multiplying the FMV on the date of grant by the Estimated Annual Growth Rate (currently set at 7% in the 1998 Incentive Plan) and compounding the product over a five year period. Shares of the Common Stock must achieve and sustain the Threshold Price for at least 20 consecutive trading days at any time over the five years following the date of grant in order for the TSO to vest. All TSOs granted will have a term of 10 years but must vest within 5 years of the grant date in order to avoid forfeiture.

The aggregate number of shares of Common Stock which may be subject to TSOs issued pursuant to the 1998 Incentive Plan may not exceed 1,000,000, subject to certain customary adjustments to prevent dilution. TSOs to purchase 329,996, 251,030 and 313,964 shares of Common Stock at an exercise price of $34.73, $29.97 and $31.69 respectively, were granted in 2001, 2000 and 1999, respectively. The estimated fair value of the TSOs granted was $2.21 in 2001, $1.49 in 2000 and $1.36 in 1999. None of the TSOs granted have vested. In addition, 16,575 of the 329,996 shares granted in 2001, 56,524 of the 251,030 shares granted in 2000 and 86,198 of the 313,964 shares granted in 1999 have been forfeited through December 31, 2001.

The fair value of each option grant for 2001, 2000 and 1999 for the Stock Incentive Plan and the 1998 Incentive Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.79%	6.19%	5.21%
Dividend yield	6.46%	6.86%	7.22%
Expected life	4.6 years	5.2 years	4.6 years
Expected volatility	19.48%	18.2%	20.0%

EMPLOYEE STOCK PURCHASE PLAN During 1999, General Growth established the General Growth Properties, Inc. Employee Stock Purchase Plan (the "ESPP") to assist eligible employees in acquiring a stock ownership interest in General Growth. A maximum of 500,000 shares of Common Stock is reserved for issuance under the ESPP. Under the ESPP, eligible employees make payroll deductions over a six-month purchase period, at which time, the amounts withheld are used to purchase shares of Common Stock at a purchase price equal to 85% of the lesser of the closing price of a share of Common Stock on the first or last trading day of the purchase period. Purchases of stock under the ESPP are made on the first business day of the next month after the close of the purchase period. As of February 6, 2002 an aggregate of 157,369 shares of Common Stock have been sold under the ESPP, including 23,105 shares for the purchase period ending December 31, 2001 which were purchased on January 2, 2002 at a price of $32.94 per share.

STOCK OPTION PRO FORMA DATA The Company has applied Accounting Principles Board Opinion 25 in accounting for the Stock Incentive Plan, the 1998 Incentive Plan and the Employee Stock Purchase Plan as provided by Interpretation 44 as defined and further described in Note 13. Accordingly, no compensation costs have been recognized in 2001 and 1999 and, pursuant to the provisions of Interpretation 44, only compensation costs related to Stock Options granted from July 1, 2000 to December 31, 2000 were recorded. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for options granted in 2001, 2000 and 1999 in accordance with the method required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" the Company's net income available to Common Stockholders and earnings per share would have been reduced to the pro forma amounts as follows:

	Year Ended December 31,		
	2001	2000	1999
Net income available to common stockholders			
As Reported	$ 67,843	$ 113,481	$ 76,658
Pro Forma	$ 67,511	$ 113,081	$ 76,160
Earnings per share - basic			
As Reported	$ 1.28	$ 2.18	$ 1.67
Pro Forma	$ 1.28	$ 2.17	$ 1.66
Earnings per share - diluted			
As Reported	$ 1.28	$ 2.18	$ 1.66
Pro Forma	$ 1.28	$ 2.17	$ 1.65

MANAGEMENT SAVINGS PLAN The Company sponsors the General Growth Management Savings and Employee Stock Ownership Plan (the "401(k) Plan") which permits all eligible employees to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Under the 401(k) Plan, the Company may make, but is not obligated to make, contributions to match the contributions of the employees. For the years ending December 31, 2001, 2000 and 1999, the Company made matching contributions of approximately $4,353, $3,554 and $2,891, respectively.

NOTE 10 DISTRIBUTIONS PAYABLE

On December 10, 2001, the Company declared a cash distribution of $.65 per share that was paid on January 31, 2002, to stockholders of record (1,481 owners of record) on January 14, 2002, totaling $40,266. Also on January 14, 2002, a distribution of $12,722 was paid to the limited partners of the Operating Partnership. Also on December 10, 2001, the Company declared the fourth quarter 2001 preferred stock dividend, for the period from October 1, 2001 through December 31, 2001, in the amount of $0.4531 per share, payable to preferred stockholders of record on January 4, 2002 and paid on January 15, 2002. As described in Note 1, such preferred stock dividend was in the same amount as the Operating Partnership's distribution to the Company of the same date with respect to the Preferred Units held by the Company.

On December 15, 2000, the Company declared a cash distribution of $.53 per share that was paid on January 31, 2001, to stockholders of record on January 5, 2001, totaling $27,744. In addition, a distribution of $10,385 was paid to the limited partners of the Operating Partnership. Also on December 15, 2000, the Company declared the fourth quarter 2000 preferred stock dividend, for the period from October 1, 2000 through December 31, 2000, in the amount of $0.4531 per share, payable to preferred stockholders of record on January 5, 2001 and paid on January 15, 2001.

The allocations of the common distributions declared and paid for income tax purposes are as follows:

	Year Ended December 31,		
	2001	2000	1999
Ordinary Income	76.0%	92.2%	66.[illegible]%
Capital Gain	--%	--%	2.[illegible]%
Return of Capital	24.0%	7.8%	31.[illegible]%
	100.0%	100.0%	100.0%

NOTE 11 NETWORK DISCONTINUANCE COSTS AND OTHER INTERNET INITIATIVES

The Company has installed a broadband wiring and routing system that would provide tenants at the Company's properties with the supporting equipment (the "Broadband System") to allow such tenants and mall locations to arrange high-speed cable access to the Internet.

Since early 2000, the Company had also been engaged in Network Services development activities, an effort to create for retailers a suite of broadband applications to support retail tenant operations, on-line sales, and private wide area network services to be delivered by the Broadband System. As of December 31, 2000, the Company had invested approximately $66,000 in the Broadband System and approximately $18,000 in Network Services development activities, all of which was reflected in buildings and equipment in the accompanying consolidated financial statements. The Company discontinued its Network Services development activities on June 29, 2001, as retailer demand for such services had not developed as anticipated. The discontinuance of the Network Services development activities resulted in a non-recurring, pre-tax charge to second quarter 2001 earnings of $65,000. The $65,000 charge was comprised of an approximate $11,800 reduction in the carrying value of equipment that was intended to allow tenants access to the Network Services applications and approximately $53,200 in the write-off of capitalized Network development costs as follows: approximately $17,400 in obligations to various vendors including amounts related to the termination of contracts which provide no future benefit to the Company, approximately $10,600 in private wide area network equipment that is deemed worthless, approximately $25,200 in capitalized network development costs including third-party consultants, internal payroll, supplies and equipment for the design, configuration and installation costs of private wide area network equipment; various costs related to the development of Mallibu.com, a consumer Internet portal; and related consumer-direct e-commerce initiatives. In addition, the Company recognized $1,000 of net incremental discontinuance costs in the third quarter of 2001. This third quarter amount was comprised of approximately $1,366 of incremental discontinuance costs (primarily payroll and severance costs) and approximately $366 of reduction in the Network discontinuance reserve. Such reduction in the Network discontinuance reserve was primarily due to the settlement of obligations to Network Services vendors and consultants at amounts lower than originally contracted for. Settlement discussions are continuing with other vendors and the Company will further reduce the Network discontinuance reserve as additional settlements are agreed to (expected to be finalized in the next 12 months).

The following table summarizes the amounts capitalized by the Company and the related charge:

	Total
Balance at December 31, 2000	$ 84,451
Additions (Cash)	44,071
Additions (Non-cash)*	5,161
Write off of Network Services Activities	(66,000)
Depreciation and amortization of Broadband System costs	(6,663)
Ending Balance at December 31, 2001	$ 61,020

*Reflected in the accompanying consolidated financial statements as approximately $5,161 in Network discontinuance reserve.

The Company's investment in the Broadband System, which is comprised primarily of mall equipment and mall wiring, is being retained by the Company. The Company has made a cumulative investment of approximately $67,683 in the Broadband System as of December 31, 2001, which has been reflected in buildings and equipment and investment in Unconsolidated Real Estate Affiliates in the accompanying consolidated financial statements as detailed below. Although no direct revenue is currently being generated from the Broadband System, the Company anticipates that revenues will be recognized in future periods either from the sale of such access or increased rents for the Company's retail spaces.

The following represents the Company's net carrying values for the Broadband System:

	December 31, 2001		
	Building and equipment	Investments in Unconsolidated Real Estate Affiliates	Totals
Mall Wiring and Equipment	$ 36,349	$ 31,334	$ 67,683
less Accumulated Depreciation	(3,439)	(3,224)	(6,663)
	$ 32,910	$ 28,110	$ 61,020

NOTE 12 COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any that may ultimately result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

The Company leases land or buildings at certain properties from third parties. Rental expense including participation rent related to these leases was $664, $460 and $375 for the years ended December 31, 2001, 2000 and 1999, respectively. The leases generally provide for a right of first refusal in favor of the Company in the event of a proposed sale of the property by the landlord.

From time to time the Company has entered into contingent agreements for the acquisition of properties. Each acquisition is subject to satisfactory completion of due diligence and, in the case of developments, completion and occupancy of the project.

NOTE 13 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On June 1, 1998 the FASB issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000 as provided by FASB Statement No. 137 issued in July 1999. The Company's only hedging activities are the cash flow hedges represented by its interest rate cap and swap agreements relating to its commercial mortgage-backed securities (Note 5). These agreements either place a limit on the effective rate of interest the Company will bear on such variable rate obligations or fix the effective interest rate on such obligations to a certain rate. The Company has concluded that these agreements are highly effective in achieving its objective of eliminating its exposure to variability in cash flows relating to these variable rate obligations in any interest rate environment for loans subject to swap agreements and for loans with related cap agreements, when LIBOR rates exceed the strike rates of the agreements. However, Statement 133 also requires that the Company fair value the interest rate cap and swap agreements as of the end of each reporting period. Interest rates have declined since these agreements were obtained. The Company adopted Statement 133 January 1, 2001. In accordance with the transition provisions of Statement 133, the Company recorded at January 1, 2001 a loss to earnings of $3,334 as a cumulative-effect type transition adjustment to recognize at fair value the time-value portion of all the interest rate cap agreements that were previously designated as part of a hedging relationship. Included in the $3,334 loss is $704 relating to interest rate cap agreements held by Unconsolidated Real Estate Affiliates. The Company also recorded $112 to other comprehensive income at January 1, 2001 to reflect the then fair value of the intrinsic portion of the interest rate cap agreements. Subsequent changes in the fair value of these agreements will be reflected in current earnings and accumulated other comprehensive income. During 2001, the Company recorded approximately $2,389 of additional other comprehensive income to reflect 2001 changes in the fair value of its interest rate cap and swap agreements.

In conjunction with the GGP MPTC financing (Note 5), all of the debt hedged by the Company's then existing interest rate cap agreements was refinanced. As the related fair values of the previous cap agreements were nominal on the refinancing date, these cap agreements were not terminated and any subsequent changes in the fair value of these cap agreements will be reflected in interest expense. Further, certain caps were purchased and sold in conjunction with GGP MPTC financing. These purchased and sold caps do not qualify for hedge accounting and changes in the fair values of these agreements will also be reflected in interest expense. Finally, certain interest rate swap agreements were entered into to partially fix the interest rates on a portion of the GGP MPTC financing. These swap agreements have been designated as cash flow hedges on $666,933 of the Company's consolidated variable rate debt (see Note 4).

In March 2000, the FASB issued Statement of Accounting Standards Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation" ("Interpretation 44"). Interpretation 44 is generally effective for new stock option grants beginning July 1, 2000. However, the interpretive definition of an employee applies to new awards granted after December 15, 1998. Further, the FASB determined that any modifications to current accounting as a result of this guidance are to be recorded prospectively, effective as of July 1, 2000. General Growth has previously granted stock options to its employees, directors and to employees of its then unconsolidated subsidiary, GGMI (which, as of January 1, 2001, became a consolidated subsidiary). Under the terms of the Interpretation, any awards to GGMI employees are considered awards to non-employees. The Company has applied the accounting mandated by Interpretation 44 as of July 1, 2000 with no significant impact on the Company's consolidated financial position or consolidated results of operations. Due to the acquisition of the common stock of GGMI by the Operating Partnership on January 1, 2001 as discussed in Note 1, those individuals who are employed by GGMI are now considered to be employees of General Growth for the purposes of accounting for stock option grants in 2001 and subsequent years.

In July 2001, the FASB issued Statement No. 141, "Business Combinations", ("SFAS 141") and Statement No. 142 "Goodwill and Other Intangible Assets", ("SFAS 142"). SFAS 141 requires the purchase method to be used for business combinations initiated after June 30, 2001. As the Company has never engaged in a pooling acquisition transaction and its customary acquisitions are of individual assets or malls rather than operating businesses, the Company does not anticipate that SFAS 141 will have a significant impact on its current or future operations or financial results. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead reviewed for impairment, when the statement is required to be adopted on January 1, 2002. The Company does not believe the impact of the adoption of SFAS 142 will be significant.

In August 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations", ("SFAS 143"). SFAS 143 addresses the financial accounting and reporting for asset retirement costs and related obligations and is effective for fiscal years beginning after June 15, 2002. The Company does not believe the impact of the adoption of SFAS 143 will be significant.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 develops one accounting model (based on the model in SFAS 121) for long-lived assets (including discontinued operations) that are to be held or disposed of by sale, as well as addresses certain discontinued operations issues. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. As the Company does not generally hold its properties for sale and has historically not had significant operations that have been accounted for as "discontinued operations", the Company does not anticipate that SFAS 144 will have a significant impact on its current or future operations or financial results.

In February 2002, the FASB announced the rescission of Statement No. 4 "Reporting Gains and Losses from Extinguishment of Debt" Generally, such rescission has the effect of suspending the treatment of debt extinguishment costs as extraordinary items. The rescission is effective for the year ended December 31, 2003. Accordingly, in the comparative statements presented in the year of adoption, the Company will reclass approximately $14,022 of debt extinguishment costs recorded for 2001 that are classified under current accounting standards as extraordinary items to other interest costs.

NOTE 14 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 191,970	$ 189,542	$ 196,269	$ 225,928
Operating income	86,032	15,260	89,937	105,285
Income (loss) before extraordinary items and cumulative effect of accounting change	30,071	(17,630)	35,609	61,616
Net income (loss) applicable to common shares	20,620	(24,758)	29,239	42,742
Earnings (loss) before extraordinary items and cumulative effect of accounting change per share–basic[a]	$ 0.46	$ (0.45)	$ 0.56	$ 1.03
Earnings (loss) before extraordinary items and cumulative effect of accounting change per share–diluted[a]	0.46	(0.45)	0.56	1.03
Earnings (loss) per share — basic[a]	0.39	(0.47)	0.56	0.79
Earnings (loss) per share — diluted[a]	0.39	(0.47)	0.56	0.79
Distributions declared per share	$ 0.53	$ 0.53	$ 0.65	$ 0.65
Weighted average shares outstanding (in thousands) — basic	52,365	52,413	52,596	53,990
Weighted average shares outstanding (in thousands) — diluted	52,444	52,507	52,662	54,067

Year Ended December 31, 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Operating income	[illegible]	[illegible]	[illegible]	[illegible]
Income before extraordinary items	28,241	[illegible]	[illegible]	[illegible]
Net income applicable to common shares	22,124	21,833	[illegible]	[illegible]
Earnings before extraordinary items per share — basic[a]	$ 0.43	$ 0.42	$ [illegible]	$ [illegible]
Earnings before extraordinary items per share — diluted[a]	0.43	0.42	[illegible]	[illegible]
Earnings per share — basic[a]	0.43	0.42	[illegible]	[illegible]
Earnings per share — diluted[a]	0.43	0.42	[illegible]	[illegible]
Distributions declared per share	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Weighted average shares outstanding (in thousands) — basic	[illegible]	[illegible]	[illegible]	[illegible]
Weighted average shares outstanding (in thousands) — diluted	[illegible]	[illegible]	[illegible]	[illegible]

(a) Earnings (loss) per share for the four quarters do not add up to the annual earnings per share due to the issuance of additional stock during the year.

NOTE 15 SUBSEQUENT EVENT

On March 3, 2002, the Company entered into a definitive merger agreement with JP Realty, Inc., a publicly held real estate investment trust. The acquisition price will be approximately $1,100, which includes the assumption of approximately $460 of existing debt and approximately $116 in existing preferred operating units. Each outstanding share of JP Realty common stock will be converted into $26.10 cash and each common unit of limited partnership interest in JP Realty's operating partnership subsidiary will receive $26.10 in cash or, at the election of the holder, .522 units of newly created Series B preferred units of the Operating Partnership. The acquisition, which is expected to occur in the second quarter of 2002, involves 50 properties including 18 enclosed regional malls, 25 community centers, 1 free standing retail property and 6 mixed-use commercial/business properties in 10 western states. However, the transaction is subject to certain closing conditions including approval by the stockholders of JP Realty.

DIRECTORS

MATTHEW BUCKSBAUM, 76
Chairman

JOHN BUCKSBAUM, 45
Chief Executive Officer

ROBERT MICHAELS, 58
President and
Chief Operating Officer

ANTHONY DOWNS, 71
Senior Fellow
The Brookings Institution
Washington, D.C.

MORRIS MARK, 61
President
Mark Asset Management
Corporation
New York, New York

BETH STEWART, 45
Real Estate Consultant
Bernardsville, New Jersey

ALAN S. COHEN, 41
Vice President
Marketing
Tahoe Networks
San Jose, California

OFFICERS

MATTHEW BUCKSBAUM
Chairman

JOHN BUCKSBAUM
Chief Executive Officer

ROBERT MICHAELS
President and
Chief Operating Officer

BERNARD FREIBAUM
Executive Vice President and
Chief Financial Officer

RONALD L. GERN
Senior Vice President
and Assistant Secretary

JEAN SCHLEMMER
Executive Vice President
Asset Management

JOEL BAYER
Senior Vice President and
Chief Investment Officer
Acquisitions

JOHN BERGSTROM
Vice President
Development

MARSHALL E. EISENBERG
Secretary

CORPORATE OFFICE	110 North Wacker Drive Chicago, Illinois 60606 (312) 960-5000
EMPLOYEES	3,500
REGISTRAR AND TRANSFER AGENT AND SHAREOWNER SERVICES DEPARTMENT	FOR INFORMATION ABOUT THE DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN, PLEASE CONTACT: Mellon Investor Services, LLC Shareholder Relations P.O. Box 3315, South Hackensack, New Jersey 07606 You may contact the Administrator at (888) 395-8037 or www.mellon-investor.com TDD for Hearing Impaired: (800) 231-5469 Foreign Shareholders: (201) 329-8660, TDD for Foreign Shareholders: (201) 329-8354
INDEPENDENT ACCOUNTANTS	Deloitte and Touche LLP Chicago, Illinois
ANNUAL MEETING	The Annual Meeting of Stockholders of General Growth Properties, Inc. will be held on May 8, 2002, at General Growth Properties, 110 North Wacker Drive, Chicago, Illinois, at 9 a.m. CDT.
FORM 10-K	**Readers who wish to receive, without charge, a copy of Form 10-K as filed with the Securities and Exchange Commission should call (866) 818-9933 or, visit our website at www.generalgrowth.com and refer to our financial downloads page in the Investment section.**
INVESTOR RELATIONS CONTACTS	**Elizabeth Coronelli,** Vice President, Investor Relations **Christiana Moffa,** Director, Investor Communications
COMMON STOCK PRICE AND DIVIDENDS	Set forth below are the high and low sales prices per share of common stock for each period as reported on the composite tape, and the dividends per share of common stock declared for such period.

2001 QUARTER ENDED	PRICE HIGH	PRICE LOW	DECLARED DISTRIBUTION
March 31	$ 38.38	$ 33.00	$ .53
June 30	$ 39.36	$ 33.75	$ .53
September 30	$ 39.51	$ 32.80	$ .65
December 31	$ 40.50	$ 34.35	$ .65

2000 QUARTER ENDED	PRICE HIGH	PRICE LOW	DECLARED DISTRIBUTION
March 31	$ 33.56	$ 26.38	$ .51
June 30	$ 34.19	$ 29.63	$ .51
September 30	$ 34.50	$ 31.69	$ .51
December 31	$ 36.50	$ 28.69	$ .53

1999 QUARTER ENDED	PRICE HIGH	PRICE LOW	DECLARED DISTRIBUTION
March 31	$ 38.44	$ 31.25	$ .49
June 30	$ 38.63	$ 31.13	$ .49
September 30	$ 35.63	$ 31.56	$ .49
December 31	$ 31.69	$ 26.00	$ .51

COMMON STOCK PRICE AND DIVIDENDS	**New York Stock Exchange** New York, New York NYSE Symbols: GGP (Common), GGPPrA (Preferred)

DESIGN: CONYERS DESIGN COLLABORATIVE, INC., PRINTING: LITHO INC



General Growth Properties, Inc.

110 North Wacker Drive

Chicago, Illinois 60606

(312) 960-5000

www.generalgrowth.com

